what if

MGM MIRAGE

2005 Annual Report



York • Mandalay Bay
M Grand • Excalibur
sor • TI • The Mirage

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PUTTING WHEELS MOTION



What if? These two simple words convey the spirit of creativity and innovation that runs throughout your company.



As we seek to implement our growth strategy in an ever more competitive environment, we are constantly asking ourselves, "What if?" It spurs us to consider solutions and alternative approaches that lead to innovation and success.

What if... we merge with one of our largest competitors and, by doing so, grow stronger together? We can, if we welcome our new colleagues into a secure and stable working environment that is simultaneously comforting and invigorating.

What if... we create a new era in development for Las Vegas, and change the way we think about this city forever? We can, if we assemble a team of the greatest architects and urban planners in the world.

J. Terrence Lanni
Chairman and CEO • MGM MIRAGE

What if... we pick up the pieces of a broken community and rebuild our business and, in doing so, enrich many lives along the Gulf coast? We can, if we respond quickly and set our sights on an even greater Beau Rivage for the future.

What if... we create a culture within MGM MIRAGE that reflects the changing demographic of the marketplace in an ever-changing world? We can, if we define our company's culture not in terms of outdated political policies about people, but based on a leading edge vision to create a value-based corporate community that recognizes and values the contributions of all people.

All of these things and more have been happening within your company. As a result of our employees' creativity, hard work and dedication, 2005 was a record-breaking year in every sense. In addition, we are perfectly positioned for sustained growth throughout the coming years.

As we considered the merger with Mandalay Resort Group, we saw a company that matched ours in many ways. By combining, we would be able to offer the widest possible array of choices for our customers and position ourselves to better take advantage of the boundless opportunities for resort development on the Las Vegas Strip and elsewhere. To do so, we had to be certain that our new colleagues from Mandalay were made to feel welcome and secure in their positions within MGM MIRAGE. The success of the merger



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EARNINGS

can be measured in many ways—tremendous revenue growth and industry-leading profit margins, for example. But my personal favorite is the fact that employee turnover in the legacy Mandalay properties has reached an all-time low. It became obvious to us that as individuals, our new employees recognized the same opportunity we saw as a company.

We also saw far beyond the immediate positive impact of these newly acquired resorts; we saw an enormous potential for future development on the vast combined real estate holdings of a merged company—Mandalay's real estate was vastly undervalued considering recent real estate pricing trends along the Las Vegas Strip and the fact that we would now own most of the prime remaining development parcels on the Las Vegas Strip. On this land, in the years to come, your company will continue to build exciting new projects that will further enhance both the Las Vegas experience and shareholder value.

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Bellagio










MGM GRAND






TREASURE ISLAND


THE MIRAGE
THE MIRAGE
THE MIRAGE





We continually reinvest in our resorts, maintaining their world-class status."











From left to right

L'Atelier at MGM Grand
JET Nightclub at The Mirage
Skylofts at MGM Grand
KÀ • Cirque Du Soleil
Sensi at Bellagio
Joël Robuchon at The Mansion at MGM Grand

be made all the easier as a result of the tremendous community of MGM MIRAGE employees. Our pre-eminent family of industry professionals positions us for growth as we have the most experienced workforce from which to develop new teams of property staff.

As we considered options for our prime parcel of 66 acres at the heart of the Las Vegas Strip between Monte Carlo and Bellagio, we quickly realized that the development formula of the past fifteen years, successful as it has been, must be re-engineered in order for Las Vegas to reach beyond its current paradigm. We envision the Las Vegas Strip as an even greater resort destination and, more importantly, an integral part of the next-generation Las Vegas, a true metropolitan community with its own identity and character. Based on this concept, we formulated the plans for a new urban metropolis—Project CityCenter.

There are many superlatives that can be used when describing Project CityCenter. While it will be the largest single privately funded development in the history of the United States, that doesn't tell the story of Project CityCenter's potential impact on Las Vegas. Project CityCenter will redefine the Las Vegas experience for years to come, with stunning, iconic architecture as the visual attraction, and a full slate of residences, luxury hotels, casino, restaurants, retail shops and entertainment amenities to fulfill every need and desire of our residents and guests.

AS WE SEEK TO IMPLEMENT OUR GROWTH STRATEGY, WE ARE CONSTANTLY ASKING OURSELVES "WHAT IF?"

world-class architects never before imagined for one project: Cesar Pelli, Kohn Pederson Fox, Lord Norman Foster, Rafael Viñoly, Helmut Jahn, David Rockwell and Daniel Libeskind. Few cities can claim to benefit from their individual contributions, let alone a single project on which they all collaborate. The best builders, contractors and interior designers will also be on board. Of course, we also have an industry-leading management team assembled for Project CityCenter to ensure that operating results are as spectacular as the buildings themselves. Where necessary, we have hired top talent from outside the industry, specialists in real estate and residential development, and engaged outside experts to ensure we maximize the potential of this once-in-a-lifetime development opportunity. We are readying for a May groundbreaking and anticipate opening in late 2009. There is much to be done between now and then, but the process itself is remarkable; one which your company's management and employees are proud to be a part.

estate market was proven correct by the exceptional sales performance of The Signature at MGM Grand. The first tower will soon open to the public, and almost all of the 1,600 units at The Signature sold out faster and at higher prices than we had originally forecast. Even as I write this, only a handful of units remain available for sale, at prices in excess of $1,000 per square foot.

As we were preparing to announce an exciting new future for Las Vegas, we were stunned by the developments of Hurricane Katrina last August. Even before the water had receded to the Gulf, we were underway with planning the relief and rebuilding efforts. Teams of people from Las Vegas were dispatched to set up an emergency command center, and Beau Rivage employees were the first to receive paychecks, gain access to Red Cross support and Internet access to the Federal Government.

We were also the first company to initiate clean-up and rebuilding efforts and, as a result, we intend to re-open a new and even better Beau Rivage on the first anniversary of *Katrina*, in August of this year.



From left to right

Ken Rosevear *President, MGM MIRAGE Development;* **John T. Redmond** *President & CEO, MGM Grand Resorts, LLC;* **J. Terrence Lanni** *Chairman & CEO, MGM MIRAGE;* **Robert H. Baldwin** *President & CEO, Mirage Resorts, Inc., & President, Project CityCenter;* **Gary N. Jacobs** *Executive Vice President, General Counsel & Secretary, MGM MIRAGE;* **James J. Murren** *President, CFO & Treasurer, MGM MIRAGE*

your company is growing in Michigan, where our new $765 million casino hotel complex is under construction. This 400-room, 100,000-square-foot casino will be open sometime late next year or in early 2008.

The MGM Grand Detroit casino has performed magnificently since its opening in 1999, and we have even higher expectations of our new multi-faceted MGM Grand Detroit casino hotel.

In Macau, the stunning MGM Grand Macau is rising from the ground soon to reach 34 stories and frame a new icon in this emerging center of tourism in China. Along with our partner, Pansy Ho Chiu-king, we anticipate opening this resort in late 2007. Our plan for continued growth is secured by your company's substantial real estate holdings in Las Vegas and in key markets in the U.S. and abroad.

We are the largest gaming industry landowners in Las Vegas with current real estate assets in excess of 800 acres. Of this, over 300 acres are either undeveloped or underdeveloped. Long after Project CityCenter has become the new standard for the Las Vegas experience in the 21st Century, we will have numerous growth opportunities to expand and improve your company's holdings.

We are also the largest gaming industry landowners in Atlantic City with over 75 developable acres adjacent to Borgata, our extraordinarily successful partnership with Boyd Gaming. We envision for Atlantic City a project of similar impact to that of Project CityCenter in Las Vegas.

We eagerly await the decision of the government of Singapore to find out if we will have the opportunity to enter a second market in the rapidly developing Asian market-place. We've enlisted the talents of top





Borgata

architects and relied on our experience in operating some of the world's top resort properties to create and submit a thorough proposal for an iconic resort, worthy of the unique Marina Bay location. Should the Singapore government choose the MGM MIRAGE proposal, we stand ready to assist them in achieving their goal of increasing tourism.

Much of our continuing story of success is attributable to the extraordinary men and women who make up our family of almost 70,000 employees. In making them feel at home and secure in their work, we also have made great strides in emphasizing the need for diversity in all that we do. As our nation's ethnicity changes, so too must we reflect the vast and varied backgrounds of our guests. As I've noted on many occasions, at MGM MIRAGE diversity is not defined in terms of EEOC reports, but rather in a philosophy and attitude that we incorporate into our daily business plan.

In addition to the wonderful success of your company financially this past year, we have taken great care to remain involved and responsive to the needs of the communities in which we are privileged to do business. Along with donations from our family of employees, MGM MIRAGE made contributions to worthy charities in excess of $7 million in 2005. We are mindful of the need to give back to the communities in which we live and work in order to strengthen them for our families and future generations.

In all, 2005 was a landmark year for MGM MIRAGE. Now we find ourselves asking how to top this and make 2006 even better.

still asking "what if"—more now than ever. We are energized by the possibilities before us: new co-workers, new development sites, new profit opportunities, new cities rising from the ground. We are feeding off the momentum of 2005 to propel us forward, and I have no doubt that we will report many new and exciting ideas throughout 2006.

In closing, the MGM MIRAGE Board of Directors sadly mourned the passing of two of its members during 2005 – George Mason and Walter M. Sharp.

Mr. Mason, a Bear, Stearns and Co. executive and longtime member of the MGM MIRAGE Board of Directors, passed away October 5, 2005. He previously served as a member of the Board of Directors for Mirage Resorts from 1973 to 2000, and was a member of the Board of Directors of MGM MIRAGE from 2000 until his passing. With his remarkable business instincts, George made valuable contributions to our Board of Directors.

Walter M. Sharp, an icon of the California banking industry and longtime member of the MGM MIRAGE Board of Directors, passed away December 22, 2005. He served on the MGM MIRAGE Board of Directors and previously on the MGM Grand, Inc. Board of Directors from 1986 until 2002, when he was named to the honorary position of Director Emeritus of the Board.

Although our friends are no longer with us, their contributions will endure well into our company's future.

Sincerely,

J. Terrence Lanni
Chairman and CEO • MGM MIRAGE

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MGM Grand



Fontana Bar • *Bellagio*



The Mansion • *MGM Grand*



Shadow Creek • *Golf Course*



Centrifuge • *MGM Grand*


MGM GRAND
STUDIO 54

"In all, 2005 was a landmark year for MGM MIRAGE."



WHAT IF?
No. 1

Project CityCenter
Conceptual renderings



what if OVERCAME THE IMPOSSIBLE?



Project CityCenter
Conceptual rendering of retail space

It seems as though Las Vegas reinvents itself every few years. As we contemplated the possibilities for one of the most attractive development sites in the world, at the heart of the Las Vegas Strip, it became clear to us that a paradigm shift was in order.

No longer would an expansive, sprawling, low-rise development be justifiable given skyrocketing real estate values. Rather, we envisioned something greater, based on the successful models of sophisticated cities around the world.

From this innovative approach came the idea for a new urban metropolis—Project CityCenter. The scope and scale of this undertaking is almost unheard of in its sheer magnitude. When complete, Project CityCenter will encompass 18 million square feet of resort, convention, retail and residential space, far larger than any privately funded development in our nation's history.

Key to the success of Project CityCenter is the creation of synergy between the components and unmatched energy and excitement for the project. To accomplish this we decided to enlist the talents of the top architects in the world. We have created working partnerships with Cesar Pelli, Kohn Pederson Fox, Lord Norman Foster, Rafael Viñoly, Helmut Jahn, David Rockwell and Daniel Libeskind. Along with these creative forces, MGM MIRAGE will create a new development framework for Las Vegas, one that will forever change the way the world sees Las Vegas.

The nation's best builders, contractors and interior designers are also part of our extraordinary team. The entire process is so unusual and complex that we have already received numerous inquiries from Universities to document the project's development.

Teams of company experts are strategizing on the project's marketing, advertising and public relations programs, all of which will combine to introduce this remarkable new concept to consumers in the coming months. Project CityCenter will not only represent an enormous opportunity for growth and increased value for your company, it will lead the way in redefining Las Vegas for generations to come.



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Project CityCenter


THEhotel


Shark Reef • *Mandalay Bay*


Moorea Ultra Beach Lounge
Mandalay Bay


Monte Carlo

what if

DREAM TEAM REALITY?

The Mandalay merger adds tremendous assets to our company in the form of buildings, land and employees, but more importantly the merger adds a significant intangible—potential.
You can see it everywhere at Mandalay—employees excited about the future; magnificent sites for future development; even walking around the time-tested operating resorts, we see potential for future growth. In the same way we transformed MGM Grand Las Vegas, New York-New York and now The Mirage, we feel that similar changes at resorts like Luxor and Mandalay Bay will lead to increased cash flow, and a new sense of "Wow!" for our customers.

In bringing these companies together, we are making changes large and small to maximize the potential of this powerful combination.


CIRCUS CIRCUS
Circus Circus

Consider the steps we took to immediately increase occupancy at Mandalay's key resorts: Mandalay Bay, Luxor and Excalibur. These resorts generally get less walk-in traffic due to their south Strip location.

Filling these 13,000 rooms would generate much-needed customer volumes and help maximize profits in the casino, restaurants and showrooms. By implementing MGM MIRAGE's yield management strategies, combined occupancy at these resorts for the second half of 2005 was 93% compared to 88% in the 2004 period, without sacrificing room rates. This led to increased profits, with combined EBITDA going up 13%.

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Mandalay Bay



Luxor
Excalibur

"The Mandalay merger offers a concrete manifestation of our business principles in action."


THEhotel

WHAT IF?
No. 2





"Construction is underway and we anticipate opening MGM Grand Macau in late 2007."






what if YOUR VISION EXTENDED ACROSS CONTINENTS?



enaissance Pointe
tlantic City



Beau Rivage



Macau Casino



MGM Grand Detroit

MGM MIRAGE has built and operates some of the most well known resorts in the world. This is the result of an innovative team of professionals all blending their talents into a strategic approach that is consistent and extremely difficult for competitors to copy.

We use our strengths to manage our assets, train our employees and build our business in a way that leads to memory-making experiences for our guests and increased performance for our shareholders.

We continue to seek opportunities to grow our company and increase shareholder value. We do this not only by reinvesting in our existing family of resorts, but also by seeking new jurisdictions in which to establish operations.

In June 2005, we broke ground on the spectacular MGM Grand Macau Hotel and Casino. Along with our partner, Pansy Ho Chiu-king, we envision MGM Grand Macau setting a new course for development in this Chinese Special Administrative Region rich with history.

The prospects for growth have emerged in other countries, including Singapore, where a spirited process is underway to determine the company that will build a new icon for the Marina Bay. MGM MIRAGE is partnering with CapitaLand on this venture, and we have hired famed architect Kohn Pederson Fox to design the resort. We have submitted a dynamic proposal to renew and energize the heart of Singapore.

Anticipating the passage of major reforms to British gaming laws, MGM MIRAGE has announced a series of strategic joint venture partnerships with United Kingdom-based companies to develop destination entertainment and casino complexes.

Given the opportunity, MGM MIRAGE plans to bring our experience in developing world-class gaming and entertainment properties to support the development of the most exciting, vibrant leisure complexes in the United Kingdom.

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From left to right

Macau Dancer
The Signature at MGM Grand
MGM MIRAGE Design Center
Macau Guest Room
Project CityCenter Model
New Asian Restaurant • Beau Rivage
MGM Grand Macau Construction Site



MGM Grand Macau



Kids to Kids Breakfast with Books Program



Clark County Reads Program



Clark County Reads Program



Hurricane Katrina ◦ *Job Opportunity Center at Beau Rivage*

what if COMPANY BUILD HOPE?

At MGM MIRAGE, our employees are our greatest resource. That's why we are diligent about investing in our people. Leadership and development programs, top quality employee benefits, tuition reimbursement, on-site daycare and health and wellness initiatives are examples of ways in which we address the needs of our employees. This holistic approach led to our being named among the Fortune 500 "most admired" companies for human resources practices by *Human Resource Executive* magazine. Also, the *Nevada Business Journal* named our company as one of the "best to work for" in the state. Both *Hispanic Business* magazine and *Black Enterprise* recognized us for our diversity leadership.



Hurricane Katrina Devastation

And the Human Rights Campaign applauded our policies that are considerate of gay, lesbian, bisexual and transgender employees. Our individual properties are distinguished for human resources practices. New York-New York is recipient of the "healthy workplace" award from the Nevada State Psychological Association for maintaining an environment considerate of the psychological health of employees, and MGM Grand has been named the "best place to work" by the Southern Nevada Human Resources Association for its training, benefits and employee recruitment and retention programs.

We believe that when our employees thrive, so do the communities in which they live, work and raise their families. That's why we also invest in the communities where we operate businesses.

Since its inception in 2002, the MGM MIRAGE Voice Foundation, our employee-driven non-profit entity, has raised more than $12 million to benefit a variety of non-profit programs and causes. The company underwrites all administrative costs associated with the Voice Foundation, enabling one hundred percent of our employees' donations to reach their intended recipients.

In 2005 alone, our employees contributed $3.6 million to the Voice Foundation. These contributions were donated to organizations selected by our employees to benefit the communities where they live and work. We believe that an investment in our employees is an investment that can transform communities.

The Voice Foundation played a critical role following the devastation of Hurricane Katrina at Beau Rivage Resort in Biloxi, Miss. MGM MIRAGE created a special recovery fund to aid Beau Rivage employees starting with a $1 million seed donation matching, without limit, every employee donation made to the fund. Generous employees donated $145,543 and the MGM MIRAGE match raised the total to $291,085 for the fund.

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The MGM MIRAGE Voice Foundation has raised $12 million to assist not only MGM MIRAGE employees, but entire families in the community.





"Our **greatest** strength is our **people.** This **strength** is even more apparent when you look at the **generosity** of our employees."



MGM
VOICE F

WHAT IF?
No. 4

what if YOUR FINANCIAL PICTURE WAS CRYSTAL CLEAR?



James J. Murren
President, CFO & Treasurer • MGM MIRAGE

What if... you broke all the financial records, then broke them again? It seems redundant to talk about record years. After all, last year we noted that 2004 had shattered our previous records for customer volumes, revenues and profitability. And yet we did it again, carrying the positive momentum into 2005, and thus far this year.

We earned net revenues of $6.5 billion in 2005, 53% higher than 2004. Even excluding the Mandalay resorts and Beau Rivage, our net revenues increased a healthy 11%, providing an argument against some market observers who think that gaming is a mature industry with few prospects for growth.


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NET REVENUE

Our hotel revenues increased 19% on a same-store basis, owing to the continued strength of room rates, additional capacity from the Bellagio expansion and upgraded rooms at the MGM Grand Las Vegas. And the Mandalay resorts performed tremendously under our new leadership, as we drove significant gains in occupancy at the key Las Vegas Strip resorts, which in turn added customers to the gaming floor and other non-gaming areas, such as restaurants, shows and retail shops. Property-level EBITDA was an all-time record, over $2.1 billion, and even on a same-store basis profits were up 11%.

What if... a company adhered to one set of core strategies—year after year? A novel concept to some businesses, but the strategies that led to our success in 2005 continue to be the cornerstone strategies we have consistently followed. The key tenets of our financial strategy are important to us, and worth repeating: hire the best operators in the world; continually reinvest in our resorts, maintaining their world-class and industry-leading status; maximize operating cash flow through financial discipline; utilize free cash flow and sound capital allocation strategies to maximize value for shareholders.

What if... we hired the best of the best? Our management team consists of the best and brightest leaders in the industry. Two recent additions exemplify the leadership qualities we seek in our management.

In April 2005, we named Lorenzo Creighton as President and Chief Operating Officer of New York-New York. Lorenzo brings us a wide-ranging perspective on business matters, having worked as an attorney, judge, gaming regulator and for more than 10 years as a gaming operator. Recently, Lorenzo was honored as a recipient of the Trumpet Award, honoring outstanding accomplishments by African Americans in the fields of business, law, public service and entertainment.


MGM

WHAT IF?
No. 5

In October 2005, we hired George Corchis as the President of Beau Rivage, where he will lead the important work of rebuilding that great resort. George comes to us from Horseshoe Gaming, where he spent many years in leadership roles with that company's properties in the South. George's experience with the market, success with past development projects and great leadership qualities make him a perfect fit for our long-term future in Biloxi.

What if... you never settled for good enough? Our operating strategy requires capital investment. While others in our industry seem satisfied with milking perceived "cash cows"—resorts that have paid for themselves if only due to a lack of ongoing investment—we believe this short-sighted view is a losing proposition. Evidence of our philosophy includes the success of the Spa Tower at Bellagio, which has generated returns in excess of 20% and has added new vitality, and more customers, to the resort's existing gaming areas, restaurants and shops.

At MGM Grand Las Vegas, our investments—*KÀ*, the acclaimed show by Cirque du Soleil, the Skylofts and West Wing room enhancements, two stunning restaurants by Joël Robuchon, new poker and race and sports areas—have led many to view this resort as a completely new version of its original self, and the results prove it. As recently as 2002, MGM Grand Las Vegas made $213 million in EBITDA; it earned $331 million in 2005.

In 2005, we also made capital investments in The Mirage. To many, The Mirage has always been the ultimate Las Vegas resort. And while we too love the character of this resort, we saw potential for greater customer experiences. So we decided to add a category-defining new nightclub, JET. We remodeled Kokomo's, a quintessential Las Vegas steakhouse, and provided a lobby lounge to go along with a fantastic new design by Adam Tihany. We added new restaurants: Stack, an American Grill; and Fin, an upscale Asian restaurant. We also upgraded our slots and table games high-limit areas for our premium customers. Finally, we continue work on a new theatre for a Beatles-themed Cirque du Soleil show which promises to be a one-of-a-kind when it opens later in 2006.

What if... you could grow revenues and profits faster than your competitors, without relying on increased room rates? For the past couple of years, we have experienced a solid run of REVPAR growth. Many market observers are wondering if these growth rates can continue. We understand that REVPAR growth is just one element of the equation. We also know that REVPAR doesn't pay the bills. More important to our business is ensuring that the right customers are in our buildings by properly managing occupancy and rate mix; offering superior entertainment, dining and shopping experiences; and maximizing the overall profit of the resorts by controlling costs. Our investments in new experiences and new technologies keep existing customers coming back, keep our hotel guests within our buildings when they "go out" for the night and attract guests staying at other hotels to sample our offerings.



Top to bottom
From left to right

Gamal Aziz, *President, MGM Grand*
Frank Baldwin, *General Manager, Circus-Circus • Reno*
George R. Boyer III, *President, MGM Grand Detroit*
Joe Brunini, *President, MGM Grand Resorts National Marketing*
George Corchis, *President, Beau Rivage*
Lorenzo Creighton, *President, New York-New York*
Al Faccinto, Jr., *President, MGM MIRAGE International Marketing*
William J. Hornbuckle, *President, Mandalay Bay*
Curtis Jacks, *General Manager, Colorado Belle and Edgewater*
William McBeath, *President, Bellagio*
Tom Mikulich, *President, IT*
Robert V. Moon, *Chairman, MGM MIRAGE Marketing*







Furthermore, our margins lead the industry, year-after-year. Our property-level EBITDA margin in 2005 was 32%; on a same-store basis it was 33%, consistent with 2004. We expect our margins to not only stay strong in 2006 and beyond, but improve as we fully realize the synergies of the Mandalay merger.

What if... we found a better way to utilize our assets to maximize return on investment? As we grow, it becomes even harder to find projects that "move the needle" in terms of positively impacting shareholder value. Yet we have our best development pipeline ever. Here are just a few examples:

The Signature at MGM Grand opens two of its three towers this year, with significant one-time cash profits to us, as well as the opportunity for ongoing revenues as we rent the hotel-condominium units and further fill our largest resort with upscale, discerning visitors. The third tower will open in 2007 and is selling at a rapid pace with prices over $1,100 per square foot; more residential projects are likely.

Overseas, MGM Grand Macau will soon make a major contribution to our financial results. In partnership with Pansy Ho Chiu-king, we will create an icon for this burgeoning tourist destination, with a resort that will be second-to-none when it opens in late 2007. With a total investment of $280 million in this venture, we expect returns well above 30%. The partnership also continues to seek opportunities for future developments in Macau.

Project CityCenter represents the culmination of everything we have learned as developers, operators and financial engineers. With Project CityCenter, we are leveraging the ultimate intangible asset for a real estate developer—location—into a growth project with compelling consequences, while generating a return on investment superior to a resort-only development.

Project CityCenter also raises the bar for future Las Vegas development. In effect, it creates a new barrier to entry. Developable land, especially prime land, on the Las Vegas Strip is almost entirely spoken for and incredibly expensive. No company has more of this land than your company, allowing us to control our own growth well into the future.

What if... you could turn the supply-demand equation on its head? Recently, you may have heard rumblings about over-building on the Las Vegas Strip. I've been around this industry for 22 years, and I can't tell you how many times I've heard that the Las Vegas Strip is over-developed or at risk for overdevelopment. Let me make it clear that we are not only comfortable with anticipated supply developments but excited about them.

Top to bottom
From left to right

Randy Morton, *President, Monte Carlo*
Mike Poehling, *General Manager, Railroad Pass*
Michael Puggi, *President, Primm Valley Resorts*
Felix D. Rappaport, *President, Luxor*
Mike Shaunnessy, *General Manager, Gold Strike • Jean & Nevada Landing*
Scott Sibella, *President, The Mirage*
William Smith, *President, MGM MIRAGE Design Group*
Ben Speidel, *General Manager, Slots-A-Fun*
Richard A. Sturm, *President, MGM MIRAGE Sports and Entertainment*
Donald Thrasher, *General Manager, Circus-Circus • LV*
Frank Visconti, *President, MGM MIRAGE Retail*
Renee West, *President, Excalibur*

[illegible] been added to the Las Vegas Strip, the market has grown considerably and easily absorbed the new capacity and, in fact, there is currently very little capacity being added to the Las Vegas market. Even with all reasonable development expected between now and 2010, hotel room supply in Las Vegas will grow only an average of 4% per year.

This is far below the historical rate at a time when Las Vegas' popularity is at a record high and rising. Finally, there are only a handful of credible, financially strong developers in the market, and with long development lead times and the expected closure of older resorts, we should have no trouble maintaining our pricing advantage given this appealing market backdrop and our superior assets.

What if... the financial markets recognized our industry leading margins, asset quality and track record?

Your company has earned the respect of the financial markets. Last year, we closed on the largest ever bank facility in the industry's history and we were able to borrow fixed rate debt at historically low levels in both 2004 and 2005. And our equity performance over the last several years has reflected our strong financial results and solid financial position. As an example of your company's financial prowess, in the first eight months after the Mandalay merger we reduced debt by over $400 million, invested over $600 million in our resorts and development projects and repurchased over $200 million of our common stock.

What if... [illegible]

What if our Macau, Biloxi and Detroit developments yield attractive returns? What if the power of combining MGM MIRAGE and Mandalay is manifested in higher levels of profitability? What if we deliver on the promise that is Project CityCenter? These opportunities are becoming realities and add to the great work already underway that has produced record financial results and created significant shareholder value.

As shareholders, we expect management to continually improve and look for innovative ways to deliver on the promise of quality financial performance. We are clearly on the right track, and I feel confident that we know how to best accomplish our ambitious goals.

Sincerely,

James J. Murren
President, Chief Financial Officer
and Treasurer • MGM MIRAGE

Mandalay *Acquisition*

What if... [illegible] a powerhouse organization?

It is not an easy task to complete a merger and integrate two large companies, all while operating at peak efficiency and turning in record operating results, but that is what our management and employees accomplished this year. The Mandalay merger offers a concrete manifestation of our business principles in action. Behind the scenes, significant work has been underway since the merger, with a focus on providing a platform for future growth; growth not just for the next several years, but for the next several decades. We are developing new ways to leverage our powerful brands, superb operating talent, significant financial resources and unmatched real estate assets.

What if... we gave people what they want?

It's nice to think that you can always offer your customer the best of something yourself. For example, our philosophy at MGM MIRAGE has been to own our restaurants so that we could control quality of food and service. But when it comes to coffee, I guess there's just no substitute for Starbucks. At minimal cost, we are converting several of Mandalay's coffee outlets into Starbucks locations at several of the Las Vegas Strip resorts. Our estimated ROI for this change is well over 20%.

What if... technology did what it was supposed to?

When we were one of the first companies to implement cashless slot technology (ticket-in, ticket-out, or TITO) several years ago, many weren't sure if customers wanted their winnings reduced to a ticket – after all, coins and bills built this industry. But want tickets they did. And the technology enhances the customer experience while allowing us to raise our service standards with less staff. So once we acquired Mandalay we knew TITO was one of the first things we should do. You should see increased slot revenues throughout 2006 at the Mandalay Resorts, as you have for the past several years at the legacy MGM MIRAGE resorts.

What if... everyone bought the same eggs?

Purchasing is perceived as perhaps the ultimate white elephant in most gaming companies. Other industries have mastered to varying degrees the art of getting everyone to use the same supplies and materials. In hospitality companies, and in particular gaming companies serving multiple customer segments, it is particularly difficult. Yet we believe this "final frontier" offers great potential for increased efficiencies and profits for our company. We have hired a Chief Purchasing Officer, a new position for our company. Together with our operating personnel and third-party consultants, she will be reviewing every aspect of our current spend, our future needs and our operating processes. We believe we can save tens of millions of dollars on an annual basis. Just getting every chef across our company to buy the same eggs, a step we took in 2005, will result in annual savings of $1 million. Now that's a lot of dollars for such a simple switch – of course, we buy a lot of eggs.

Financial HIGHLIGHTS

(in thousands except per share data) For the Years Ended December 31	2005	2004	2003	2002	2001
Net revenues	**$ 6,481,967**	$ 4,238,104	$ 3,862,743	$ 3,756,928	$ 3,699,852
Operating income	**1,357,208**	950,860	699,729	746,538	599,892
Income from continuing operations	**443,256**	349,856	230,273	289,476	160,440
Net income	**443,256**	412,332	243,697	292,435	169,815
Basic earnings per share					
Income from continuing operations	**$ 1.56**	$ 1.25	$ 0.77	$ 0.92	$ 0.51
Net income per share	**1.56**	1.48	0.82	0.93	0.53
Weighted average number of shares	**284,943**	279,325	297,861	315,618	317,542
Diluted earning per share					
Income from continuing operations	**$ 1.50**	$ 1.21	$ 0.76	$ 0.90	$ 0.50
Net income per share	**1.50**	1.43	0.80	0.91	0.53
Weighted average number of shares	**296,334**	289,333	303,184	319,880	321,644
At year-end					
Total assets	**$20,699,420**	$11,115,029	$10,811,269	$10,568,698	$10,542,568
Total debt, including capital leases	**12,358,829**	5,463,619	5,533,462	5,222,195	5,465,608
Stockholders' equity	**3,235,072**	2,771,704	2,533,788	2,664,144	2,810,700
Stockholders' equity per share	**$ 11.35**	$ 9.87	$ 8.85	$ 8.62	$ 7.98
Number of shares outstanding	**285,070**	280,740	286,192	309,148	314,792

In June 2003, we ceased operations of PLAYMGMMIRAGE.com, our online gaming website ("Online"). In January 2004, we sold the Golden Nugget Las Vegas and the Golden Nugget Laughlin including substantially all of the assets and liabilities [illegible]

OPERATING INCOME



'05
$1,357
'04
$951
'03
$700
$400
$600
$800
$1,000
$1,200
$1,400
($ Millions)

INCOME
from Continuing Operations



'05
'04
$350
'03
$230
$150
$200
$250
$300
$350
$400
$450
$500
($ Millions)

NET CASH
Provided by Operating Activities



'05
'04
'03
$741

Financials • *table of contents*

what if

your financial picture was crystal clear?

EXECUTIVE OVERVIEW

Current Operations

At December 31, 2005, our operations consisted of 24 wholly-owned casino resorts and 50% investments in three other casino resorts, including:

Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, TI, New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas, Slots-A-Fun and Boardwalk (Boardwalk closed in January 2006 in preparation for Project CityCenter – see "Other Factors Affecting Liquidity").

Other domestic: The Primm Valley Resorts (Whiskey Pete's, Buffalo Bill's and Primm Valley Resort) in Primm, Nevada; Circus Circus Reno and Silver Legacy (50% owned) in Reno, Nevada; Colorado Belle and Edgewater in Laughlin, Nevada; Gold Strike and Nevada Landing in Jean, Nevada; Railroad Pass in Henderson, Nevada; MGM Grand Detroit; Beau Rivage in Biloxi, Mississippi and Gold Strike Tunica in Tunica, Mississippi; Borgata (50% owned) in Atlantic City, New Jersey; and Grand Victoria (50% owned) in Elgin, Illinois.

Other operations include the Shadow Creek golf course in North Las Vegas; two golf courses at Primm Valley; a 50% investment in The Signature at MGM Grand, a condominium-hotel development adjacent to MGM Grand Las Vegas; and a 50% investment in MGM Grand Paradise Limited, which is constructing a casino resort in Macau.

Mandalay Acquisition

On April 25, 2005, we closed our merger with Mandalay Resort Group ("Mandalay") under which we acquired Mandalay for $71 in cash for each share of common stock of Mandalay. The total acquisition cost of $7.3 billion included equity value of approximately $4.8 billion, the assumption or repayment of outstanding Mandalay debt with a fair value of approximately $2.9 billion and $0.1 billion of transaction costs, offset by the $0.5 billion received by Mandalay from the sale of its interest in MotorCity Casino in Detroit, Michigan.

The Mandalay acquisition expands our portfolio of resorts on the Las Vegas Strip, provides additional sites for future development and expands our employee and customer bases significantly. These factors result in the recognition of certain intangible assets and significant goodwill. The purchase price allocation is preliminary and may be adjusted up to one year after the acquisition. In particular, we are still evaluating certain customer relationship intangible assets related to individual and group hotel reservations as well as gaming loyalty program members. We did not incur any significant employee termination costs or other exit costs in connection with the Mandalay acquisition.

Key Performance Indicators

We operate primarily in one segment, the operation of casino resorts, which includes offering gaming, hotel, dining, entertainment, retail and other resort amenities. Giving effect to the Mandalay merger, over half of our net revenue is now derived from non-gaming activities, a higher percentage than many of our competitors, as our operating philosophy is to provide a complete resort experience for our guests, including non-gaming amenities which command a premium price based on their quality. We believe that we own several of the premier casino resorts in the world, and a main focus of our strategy is to continually reinvest in these resorts to maintain our competitive advantage.

As a resort-based company, our operating results are highly dependent on the volume of customers at our resorts, which in turn impacts the price we can charge for our hotel rooms and other amenities. We also generate a significant portion of our operating income from the high-end gaming segment, which can cause variability in our results. Key performance indicators related to revenue are:

• Gaming revenue indicators – table games drop and slots handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games win percentage is in the range of 18% to 22% of table games drop and our normal slots win percentage is in the range of 6.5% to 7.5% of slots handle;

• Hotel revenue indicators – hotel occupancy (volume indicator); average daily rate ("ADR", price indicator); revenue per available room ("REVPAR"), a summary measure of hotel results, combining ADR and occupancy rate.

Most of our revenue is essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. Our resorts, like many in the industry, generate significant operating cash flow. Our industry is capital intensive and we rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

We generate a majority of our net revenues and operating income from our resorts in Las Vegas, Nevada, which exposes us to certain risks outside of our control, such as competition from other recently opened Las Vegas resorts, including several expanded resorts and a major new competitor, and the impact from expansion of gaming in California. We are also exposed to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Our results of operations do not tend to be seasonal in nature, though a variety of factors can affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year. Our results do not depend on key individual customers, though our success in marketing to customer groups, such as convention customers, or the financial health of customer groups, such as business travelers or high-end gaming customers from a particular country or region, can impact our results.

Overall Outlook

We have invested heavily in our existing operations in the past three years, and expect to continue to do so on a targeted basis in 2006. Our Las Vegas Strip resorts require ongoing capital investment to maintain their competitive advantages. We believe these investments in additional non-gaming amenities have enhanced our ability to generate increased visitor volume and allowed us to charge premium prices for our amenities.

The most likely significant factors affecting operating results at our existing resorts in 2006 will be the addition of Mandalay, the expected continued positive impact of our targeted capital improvements, and the completion of Towers 1 and 2 of The Signature at MGM Grand. The Mandalay acquisition will continue to affect year-over-year comparisons through April 2006 as a result of the net revenues and operating income of these resorts, which includes the impact on depreciation and amortization expense of recognizing depreciable real property and amortizable intangible assets at fair value, and additional interest expense as a result of financing the merger through borrowings under our senior credit facility. Additionally, ongoing impacts of cost savings and revenue enhancements will positively affect earnings throughout 2006.

Some of the capital improvements we made in 2005 were made towards the end of the year, so 2006 will be the first full year of results including these improvements, particularly at The Mirage, where the Jet nightclub and several restaurants were added at or near year-end. In addition, this resort will benefit from the Beatles-themed show by Cirque du Soleil expected to open in mid-2006. These improvements, along with improvements at other resorts, are expected to drive continued

increases in REVPAR and increased customer volumes in gaming areas, restaurants, shops, entertainment venues and our other resort amenities.

Towers 1 and 2 of The Signature at MGM Grand are expected to be completed in the second and fourth quarters of 2006, respectively. At that time, we will recognize our share of the venture's net income, which will consist of the sales and costs associated with the sales of the condominium units, along with deferred profit from our contribution of land to the venture, within "income from unconsolidated affiliates" in the consolidated statement of income. Upon completion of each tower, we will have the opportunity to rent the condominiums to third parties on behalf of owners who elect to have us do so, providing a potential ongoing revenue stream.

Financial Statement Impact of Hurricane Katrina

Beau Rivage sustained significant damage in late August 2005 as a result of Hurricane Katrina and has been closed since. We expect to reopen Beau Rivage in the third quarter of 2006, although some of the resort's rooms, restaurants and other amenities will not reopen until the fourth quarter. The Company maintains insurance covering both property damage and business interruption as a result of the storm. The deductible under this coverage is approximately $15 million, based on the amount of damage incurred. Based on current estimates, insurance proceeds are expected to exceed the net book value of damaged assets; therefore, the Company will not record an impairment charge related to the storm and upon ultimate settlement of the claim will likely record a gain. The damaged assets have been written off and a corresponding insurance receivable, classified within "Other long-term assets" in the accompanying consolidated balance sheets, has been recorded.

Business interruption coverage covers lost profits and other costs incurred during the period of closure and up to six months following the reopening of the facility. The costs expected to be incurred during the interruption period are less than the anticipated business interruption proceeds; therefore, post-storm costs are being offset by the expected recoveries. All post-storm costs and expected recoveries are recorded net within "General and administrative" expenses in the accompanying consolidated statements of income, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization."

RESULTS OF OPERATIONS

Summary Financial Results

The following table summarizes our financial results:

Year Ended December 31	2005	% Change	2004	% Change	2003
(In thousands, except per share data)					
Net revenues	**$ 6,481,967**	**53%**	$ 4,238,104	10%	$ 3,862,743
Operating income	**1,357,208**	**43%**	950,860	36%	699,729
Income from continuing operations	**443,256**	**27%**	349,856	52%	230,273
Diluted income from continuing operations per share	**$ 1.50**	**24%**	$ 1.21	59%	$ 0.76

References to "same-store" results throughout Management's Discussion and Analysis exclude the Mandalay resorts and Monte Carlo for all periods. Same-store results also exclude Beau Rivage for all periods.

On a consolidated basis, the most important factors and trends contributing to our performance over the last three years have been:

- The addition of Mandalay's resorts on April 25, 2005. For the eight months we owned the Mandalay resorts, net revenue for these operations was $1.9 billion and operating income was $433 million;

• The ongoing capital investments in our resorts, which we believe is allowing us to market more effectively to visitors, capture a greater share of our visitors' increased travel budgets, and generate premium pricing for our resorts' rooms and other amenities. These investments include the Spa Tower at Bellagio, which opened in December 2004, and the repositioning of MGM Grand Las Vegas, highlighted by *KÀ*, by Cirque du Soleil, and the Skylofts and West Wing room enhancements;

• The overall positive economic environment in the United States since early 2004, particularly in the leisure and business travel segments, resulting in increases in room pricing and increased visitation, particularly at our Las Vegas Strip resorts;

• The closure of Beau Rivage in August 2005 after Hurricane Katrina. Operating income was $60 million at Beau Rivage in 2004 and decreased to $40 million in 2005 as a result of only having eight months of operations;

• The war with Iraq and the outbreak of SARS in Asia, both of which negatively impacted leisure travel and our high-end gaming business in late 2003 and early 2004;

• The new labor contract covering employees at our Las Vegas Strip resorts since mid-2002, which provides for significant annual wage and benefits increases through 2007.

As a result of the above trends, our net revenues increased 53% in 2005, and 11% on a same-store basis. Operating margins were relatively flat with 2004 – 21% in 2005 compared to 22% in 2004. The 2004 margin was a significant increase over the 18% operating margin in 2003. See further discussion of operating income and operating margins in "Operating Results" below. The increase in income from continuing operations generally resulted from the increased operating income, offset in part by increased interest expense, discussed below in "Non-operating Results."

Operating Results

The following table includes key information about our operating results:

Year Ended December 31	2005	% Change	2004	% Change	2003
(In thousands)					
Net revenues	**$ 6,481,967**	**53%**	$ 4,238,104	10%	$ 3,862,743
Operating expenses:					
Casino and hotel operations	**3,547,059**	**55%**	2,289,249	6%	2,152,236
General and administrative	**958,263**	**56%**	612,632	5%	585,161
Corporate expense	**130,633**	**68%**	77,910	27%	61,541
Preopening, restructuring and property transactions, net	**52,573**	**114%**	24,566	45%	16,922
Depreciation and amortization	**588,102**	**46%**	402,545	1%	400,766
	5,276,630	**55%**	3,406,902	6%	3,216,626
Income from unconsolidated affiliates	**151,871**	**27%**	119,658	123%	53,612
Operating income	**$ 1,357,208**	**43%**	$ 950,860	36%	$ 699,729

The 2005 increase in net revenues resulted from the addition of Mandalay and an 11% increase in same-store net revenues. Same-store net revenues increased largely as a result of strong room pricing and increased volumes in slots and across all non-gaming areas. These trends were particularly prominent at Bellagio and MGM Grand Las Vegas as a result of new and expanded amenities at those resorts.

The 2004 increase in net revenues was largely due to strong room pricing, increased gaming volumes, and the impact of targeted capital investments in 2003 and 2004 at New York-New York and MGM Grand Las Vegas.

In 2005, operating income did not increase to the same extent as net revenues, largely due to already strong operating margins, a lower-than-normal bad debt provision in 2004, higher corporate expense and higher preopening, restructuring and property transactions, net. This resulted in an operating margin of 21% versus 22% in 2004. Corporate expense increased as a percentage of revenue due primarily to merger integration costs.

Our operating income in 2004 increased 36%, due primarily to the strong revenue trends and a full year of Borgata's results. The increase in income from unconsolidated affiliates was responsible for approximately one-third of the increase in operating income, while improvements at our operating resorts, particularly Bellagio, MGM Grand Las Vegas and New York-New York, made up the rest of the increase. Operating income at MGM Grand Detroit was essentially flat in 2004 compared to 2003, despite an increase in the gaming tax rate from 18% to 24% effective September 2004.

We expect operating margins to stay relatively consistent with current levels in 2006. Anticipated revenue gains at Mandalay resorts and continued realization of merger cost savings will offset typical increases in labor costs, the additional 2% gaming tax payable to the City of Detroit beginning January 1, 2006, and the inclusion of stock compensation expense (see "Recently Issued Accounting Standards").

Operating Results • Detailed Revenue Information

The following table presents detail of our net revenues:

Year Ended December 31	2005	% Change	2004	% Change	2003
(In thousands)					
Casino revenue, net:					
Table games	**$ 1,140,053**	**21%**	$ 943,343	9%	$ 866,096
Slots	**1,741,556**	**43%**	1,218,589	9%	1,115,029
Other	**100,042**	**61%**	62,033	10%	56,389
Casino revenue, net	**2,981,651**	**34%**	2,223,965	9%	2,037,514
Non-casino revenue:					
Rooms	**1,673,696**	**84%**	911,259	9%	833,272
Food and beverage	**1,330,210**	**58%**	841,147	11%	757,278
Entertainment, retail and other	**1,098,612**	**58%**	696,117	7%	647,702
Non-casino revenue	**4,102,518**	**68%**	2,448,523	9%	2,238,252
	7,084,169	**52%**	4,672,488	9%	4,275,766
Less: Promotional allowances	**(602,202)**	**39%**	(434,384)	5%	(413,023)
	$ 6,481,967	**53%**	$ 4,238,104	10%	$ 3,862,743

Table games revenue, including baccarat, was flat on a same-store basis in 2005. A 4% increase in table games volume was offset by a slightly lower hold percentage, though hold percentages were within our normal range for all three years presented. In 2004, table games volume increased 9%, with particular strength in baccarat volume, up 18%. In both 2005 and 2004, key events such as New Year, Chinese New Year and other marketing events, were well-attended.

Slots revenue increased 8% on a same-store basis, following a 9% increase in 2004. Additional volume in 2005 was generated by the Spa Tower at Bellagio - Bellagio's slots revenue increased over 30% - and the traffic generated by *KÀ* and other

amenities at MGM Grand Las Vegas, where slots revenue increased almost 10%. In both periods, we benefited from the continued success of our Players Club affinity program and marketing events targeted at repeat customers.

Hotel revenue increased 19% on a same-store basis in 2005. We had more rooms available as a result of the Bellagio expansion and 2004 room remodel activity at MGM Grand Las Vegas, and our company-wide same-store REVPAR increased 13% to $140. This was *on top of* a 10% increase in 2004 over 2003. The increase in REVPAR in 2005 was entirely rate-driven, as same-store occupancy was consistent at 92%. The 2004 increase was also largely rate-driven.

Other non-gaming revenue was also up in 2005, with *KÀ* leading to a 35% increase in same-store entertainment revenue, and several new restaurants and bars at MGM Grand Las Vegas, Bellagio, TI and The Mirage leading to a 14% increase in same-store food and beverage revenue. These results followed similar trends experienced in 2004 compared to 2003. We expect these increases to continue in 2006, as we will open a new Beatles-themed Cirque du Soleil show at The Mirage, along with more new restaurants and lounges across our resort portfolio, including the recently opened Jet nightclub and several restaurants at The Mirage.

Operating Results • Details of Certain Charges

Preopening and start-up expenses consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Project CityCenter	**$ 5,173**	$ —	$ —
MGM Grand Macau	**1,914**	—	—
Jet nightclub at The Mirage	**1,891**	—	—
Bellagio expansion	**665**	3,805	—
KÀ	**1,871**	3,655	—
Borgata	—	—	19,326
New York-New York (Zumanity, Nine Fine Irishmen)	—	—	4,310
Players Club	—	—	3,051
Other	**4,238**	2,816	2,579
	$ 15,752	$ 10,276	$ 29,266

Preopening and start-up expenses at MGM Grand Macau relate to our share of the operating results of that venture prior to its opening. Preopening and start-up expenses related to Borgata represent our share of the operating results of Borgata prior to its July 2003 opening. We expect preopening and start-up expenses for Project CityCenter and MGM Grand Macau to increase in 2006. In addition, we will incur preopening and start-up expenses related to the permanent facility at MGM Grand Detroit and the new Beatles-themed show by Cirque du Soleil at The Mirage.

Restructuring costs (credit) consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Contract termination costs	**$ —**	$ 3,693	$ 4,049
Siegfried & Roy show closure – The Mirage	**—**	—	1,623
Other	**(59)**	1,932	925
	$ (59)	$ 5,625	$ 6,597

There were no material restructuring activities in 2005. At December 31, 2005, there were no material restructuring accruals. All material restructuring costs have been fully paid or otherwise resolved.

In 2004, restructuring costs include $3 million for contract termination costs related to the Aqua restaurant at Bellagio and $2 million of workforce reduction costs at MGM Grand Detroit as a result of our efforts to minimize the impact of a gaming tax increase in Michigan.

In 2003, restructuring costs included $2 million related to the closure of the Siegfried & Roy show, primarily for severance costs of employees involved in the show's production. Also, we terminated a restaurant lease and closed two marketing offices, resulting in $4 million of contract termination charges. Other severance of $1 million in 2003 related primarily to restructuring of table games staffing at several resorts.

Property transactions, net consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Impairment of assets to be disposed of	**$ 22,651**	$ 473	$ 7,172
Write-off of abandoned capital projects	**5,971**	—	—
Demolition costs	**5,362**	7,057	6,614
Gain on sale of North Las Vegas land	**—**	—	(36,776)
Other net losses on asset sales or disposals	**2,896**	1,135	4,049
	$ 36,880	$ 8,665	$ (18,941)

In 2005, recognized impairments relate primarily to assets removed from service in connection with new capital projects at several resorts, including Bellagio, TI, The Mirage and Mandalay Bay. The amount of the impairments was based on the net book value of the disposed assets. Abandoned projects included individually insignificant projects at several resorts. Demolition costs related primarily to room remodel activity at MGM Grand Las Vegas and the new showroom at The Mirage.

In 2004, there were no material unusual property transactions. In 2003, we sold 315 acres of land in North Las Vegas, Nevada near Shadow Creek for approximately $55 million, resulting in the $37 million gain reflected above. Also in 2003, we recorded write-downs and impairments of assets abandoned or replaced with new construction, primarily at MGM Grand Las Vegas in preparation for new restaurants and the *KÀ* theatre. Demolition costs in 2004 and 2003 related primarily to preparation for the Bellagio standard room remodel, Bellagio expansion and *KÀ* theatre at MGM Grand Las Vegas.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

Year Ended December 31 (In thousands)	2005	2004	2003
Interest cost	**$ 685,686**	$ 401,391	$ 352,820
Less: Capitalized interest	**(29,527)**	(23,005)	(15,234)
Interest expense, net	**$ 656,159**	$ 378,386	$ 337,586
Cash paid for interest, net of amounts capitalized	**$ 588,587**	$ 321,008	$ 308,198
Weighted average total debt balance	**$10.1 billion**	$ 5.5 billion	$ 5.2 billion
Weighted average interest rate	**6.8%**	7.3%	6.7%

Interest cost was higher in 2005 due to the funding of the cash consideration in the Mandalay acquisition through senior credit facility borrowings, and the assumption of debt in the Mandalay acquisition. While variable market interest rates continued to increase in 2005, our effective interest rate decreased due to a more normalized ratio of variable rate debt in 2005; our variable interest rate under our senior credit facility has been lower than the interest rates on our fixed-rate borrowings. Capitalized interest increased in 2005 as we began capitalizing interest on Project CityCenter and our investment in MGM Grand Paradise Limited. We expect capitalized interest to increase in 2006 as we will start capitalizing interest on a larger portion of the land related to Project CityCenter and as we spend more on the construction of Project CityCenter.

Interest cost was higher in 2004 as we had a higher average borrowing rate due to increases in variable interest rates and the issuance of significant fixed rate debt in the second half of 2004 in anticipation of the Mandalay merger. Capitalized interest increased in 2004 due to the ongoing Bellagio expansion and *KÀ* theatre projects offset partially by the cessation of interest capitalization on our investment in Borgata in July 2003.

Non-operating items from unconsolidated affiliates, primarily our share of interest expense at Borgata and Silver Legacy and state income taxes at Borgata, increased from $12 million in 2004 to $16 million in 2005. Borgata's lower interest expense was largely offset by the addition of Silver Legacy's interest expense, and the remaining decrease resulted from a reduction in state income taxes in the fourth quarter of 2004 at Borgata as a result of recording the benefit of certain investment tax credits. In 2004, non-operating items from unconsolidated affiliates was higher than 2003, $12 million versus $10 million, due to the full year of Borgata's results, offset by the reduction to state income taxes in the fourth quarter of 2004 described above.

The following table summarizes information related to our income taxes:

Year Ended December 31 (In thousands)	2005	2004	2003
Income from continuing operations before income tax	**$ 678,900**	$ 555,815	$ 343,660
Income tax provision	**235,644**	205,959	113,387
Effective income tax rate	**34.7%**	37.1%	33.0%
Cash paid for income taxes	**$ 75,776**	$ 128,393	$ 94,932

The effective income tax rate in 2005 was lower than in 2004 due primarily to a tax benefit realized from the repatriation of foreign earnings from Australia as a result of the provisions of the American Jobs Creation Act of 2004 that provided for a special one-time deduction of 85 percent on certain repatriated earnings of foreign subsidiaries. Additionally, in 2004 the Company accrued additional state deferred taxes related to capital investments in New Jersey and incurred non-deductible costs related to a Michigan ballot initiative; neither of these items recurred in 2005.

The effective income tax rate in 2004 was higher than in 2003 primarily due to the additional New Jersey taxes and non-deductible Michigan ballot initiative costs discussed above, as well as overseas development costs for which no tax benefit was

provided and the reversal of a greater amount of tax reserves in 2003 compared to 2004 as a result of completion of audits and the expiration of statutes of limitations.

In 2005, taxes paid decreased from 2004, in part due to increased tax benefits from stock option exercises and one-time benefit plan deductions, partially offset by decreased accelerated tax depreciation deductions and increased pre-tax income. In addition, a federal tax overpayment from 2004 was applied to 2005, reducing the 2005 tax payments. In 2004, taxes paid increased from 2003, primarily due to increased pre-tax income and the full utilization of tax credit carryforwards in 2003. We expect cash paid for income taxes to increase significantly in 2006 due to the required payment of taxes on the gain on Mandalay's sale of MotorCity Casino, required tax payments on the income associated with Towers 1 and 2 of The Signature at MGM Grand, and continued increases in income resulting from the Mandalay merger and continued improvements in operating results.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows ◦ Summary

Our cash flows consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Net cash provided by operations	$1,182,796	$ 829,247	$ 740,812
Investing cash flows:			
Acquisition of Mandalay Resort Group, net	(4,420,990)	—	—
Capital expenditures	(759,949)	(702,862)	(550,232)
Proceeds from the sale of subsidiaries, net	—	345,730	—
Investments in unconsolidated affiliates	(183,000)	(11,602)	(41,350)
Other	61,122	20,981	35,894
Net cash used in investing activities	(5,302,817)	(347,753)	(555,688)

(continued)

Year Ended December 31 (In thousands)	2005	2004	2003
Financing cash flows:			
Net borrowing (repayment) under bank credit facilities	4,725,000	(1,574,489)	(285,087)
Issuance of long-term debt	880,156	1,528,957	600,000
Repayment of long-term debt	(1,408,992)	(52,149)	(28,011)
Issuance of common stock	145,761	135,910	36,254
Purchase of treasury stock	(217,316)	(348,895)	(442,864)
Other	(61,783)	(15,306)	(45,527)
Net cash provided by (used in) financing activities	4,062,826	(325,972)	(165,235)
Net increase (decrease) in cash and cash equivalents	$ (57,195)	$ 155,522	$ 19,889

Cash Flows ◦ Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding non-cash charges, since our business is primarily cash-based. Cash flow from operations has increased in each of the last two years due to higher operating income offset by higher combined interest and tax payments.

At December 31, 2005 and 2004, we held cash and cash equivalents of $378 million and $435 million, respectively. We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize a company-wide cash management system to minimize the amount of cash held in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities. Included in cash and cash equivalents at December 31, 2004 was $141 million received from the sale of MGM Grand Australia and still held in Australia. These funds, net of amounts paid for Australia taxes on the sale, were repatriated to the United States in 2005 and used to fund capital expenditures during the year.

Cash Flows ◦ Investing Activities

The acquisition of Mandalay closed on April 25, 2005, at a cost of $4.4 billion, net of cash acquired, plus the assumption of $2.9 billion of Mandalay debt.

Capital expenditures in 2005 included maintenance capital spending at our resorts — such as room remodel activity at MGM Grand Las Vegas, including the completion of the Skylofts and West Wing room enhancements — and spending on the following key expansion and development projects:

- Project CityCenter;
- The permanent casino at MGM Grand Detroit, including costs of purchasing land;
- The new theatre at The Mirage for the Beatles-themed show by Cirque du Soleil, along with new restaurants and other amenities at this resort;
- Rebuilding costs at Beau Rivage.

Capital expenditures in 2004 consisted of large capital projects, such as the Bellagio expansion and the *KÀ* theatre at MGM Grand Las Vegas, and maintenance capital activities, such as room remodel projects at New York – New York and MGM Grand Las Vegas and new restaurant and entertainment amenities at several resorts. Capital expenditures in 2003 included major projects at our existing resorts, including projects described above which began in 2003, the *Zumanity* theatre at New York-New York, the Bellagio room remodel and slot technology improvements.

The sale of the Golden Nugget Subsidiaries closed in January 2004 with net proceeds to the Company of $210 million. The sale of MGM Grand Australia closed in July 2004 with net proceeds to the Company of $136 million.

Investments in unconsolidated affiliates in 2005 consists primarily of our required contributions to MGM Grand Paradise Limited, which is developing MGM Grand Macau. In 2004, such investments related primarily to The Signature at MGM Grand, and in 2003 such investments related primarily to Borgata.

Cash Flows Financing Activities

Our primary financing activities in 2005 related to the Mandalay acquisition. The cash purchase price of Mandalay, $4.4 billion, was funded from borrowings under our senior credit facility. We also issued $875 million of fixed rate debt in various issuances:

- In June 2005, we issued $500 million of 6.625% senior notes due 2015;
- In September 2005, we issued $375 million of 6.625% senior notes due 2015.

In the first quarter of 2005, we repaid at their scheduled maturity two issues of senior notes due in 2005, $176.4 million of 6.625% senior notes and $300 million of 6.95% senior notes, and redeemed one issue of senior notes due in 2008, $200 million of 6.875% senior notes. The redemption of the 2008 senior notes resulted in a loss on early retirement of debt of $20 million, which is classified as "Other, net" in the accompanying consolidated statements of income. With the redemption of the 2008 senior notes and the repayment of the 6.95% senior note, the Company's senior credit facility and senior notes are now unsecured.

In addition, in the second quarter of 2005 we initiated a tender offer for several issuances of Mandalay's senior notes and senior subordinated notes totaling $1.5 billion. Holders of $155 million of Mandalay's senior notes and senior subordinated notes redeemed their holdings. Holders of Mandalay's floating rate convertible senior debentures with a principal amount of $394 million had the right to redeem the debentures for $566 million through June 30, 2005. $388 million of principal of the convertible debentures were tendered for redemption and redeemed for $558 million. Since the Mandalay acquisition we have reduced net debt by $419 million.

In 2004, we issued $1.5 billion of fixed rate debt in various issuances:
- In February and March 2004, we issued $525 million of 5.875% senior notes due 2014;
- In August 2004, we issued $550 million of 6.75% senior notes due 2012;
- In September 2004, we issued $450 million of 6% senior notes due 2009 at a premium to yield 5.65%.

In 2004, we repaid a net $1.6 billion on our bank credit facilities and repurchased $49 million of our existing senior notes for $52 million, resulting in a loss on early retirement of debt of $6 million, including the write-off of unamortized original issue discount, which is classified as "Other, net" in the accompanying consolidated statements of income.

In 2003, we issued $600 million of 6% senior notes, due 2009 and repaid a net $285 million on our bank credit facilities. The net proceeds of these financing activities were used to supplement operating cash flows, fund capital expenditures and repurchase shares of our common stock.

Our share repurchases are only conducted under repurchase programs approved by our Board of Directors and publicly announced. Our share repurchase activity was as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
August 2001 authorization			
(2.8 million shares purchased)	$ —	$ —	$ 36,034
February 2003 authorization			
(20 million shares purchased)	—	—	335,911
November 2003 authorization			
(16 million and 4 million shares purchased)	—	348,895	70,919
July 2004 authorization			
(5.5 million shares purchased)	**217,316**	—	—
	$ 217,316	$ 348,895	$ 442,864
Average price of shares repurchased	**$ 39.51**	$ 21.80	$ 16.59

At December 31, 2005, we had 14.5 million shares available for repurchase under a July 2004 authorization. We received $146 million, $136 million and $36 million in proceeds from the exercise of employee stock options in the years ended December 31, 2005, 2004 and 2003, respectively.

Principal Debt Arrangements

Our long-term debt consists of publicly held senior and subordinated notes and our senior credit facility. We pay fixed rates of interest ranging from 5.875% to 10.25% on the senior and subordinated notes. We pay variable interest based on LIBOR on our senior credit facility. Our current senior credit facility is a $7.0 billion, five-year credit facility with a syndicate of banks led by Bank of America, N.A., and consists of a $5.5 billion revolving credit facility and a $1.5 billion term loan facility. As of December 31, 2005, we had approximately $2.2 billion of available liquidity under our senior credit facility.

Other Factors Affecting Liquidity

Distributions from The Signature at MGM Grand ◦ As discussed earlier, Towers 1 and 2 of The Signature at MGM Grand are expected to be completed in the second and fourth quarters of 2006, respectively. We expect to receive distributions totaling at least $100 million upon completion of these towers.

Long-term Debt Payable in 2006 ◦ We repaid $200 million of long-term debt at maturity in February 2006 with available borrowings under our senior credit facility. Another $245 million of long-term debt matures later in 2006.

Project CityCenter ◦ In November 2004 we announced a plan to develop a multi-billion dollar urban metropolis, Project CityCenter, on 66 acres of land on the Las Vegas Strip, between Bellagio and Monte Carlo. Project CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 470,000 square feet of retail shops, dining and entertainment venues; and approximately 2.3 million square feet of residential space in over 2,900 luxury condominium and condominium-hotel units in multiple towers.

As currently contemplated, we believe Project CityCenter will cost approximately $7 billion, excluding preopening and land costs. After estimated proceeds of $2.5 billion from the sale of residential units, we believe the net project cost will be

approximately $4.5 billion. We expect to complete the design work for Project CityCenter in mid-2006 and expect the project to open in 2009. The design, budget and schedule of Project CityCenter are still preliminary, and the ultimate timing, cost and scope of Project CityCenter are subject to risks attendant to large-scale projects.

Detroit Permanent Casino ◦ MGM Grand Detroit, LLC has operated an interim casino facility in downtown Detroit since July 1999. In August 2002 the Detroit City Council approved revised development agreements with our subsidiary and two other developers. The revised development agreement released us and the City from certain of the obligations under the original agreement and significantly changed other provisions of the original agreement.

In April 2005, the 6th Circuit Court of Appeals lifted its injunction prohibiting commencement of construction of the permanent hotel and casino complexes. We have obtained land and began construction on our permanent facility, which will be located near the site of our interim facility. The permanent facility is expected to open in late 2007 at a cost of $765 million, including land and preopening costs, and will feature a 400-room hotel, 100,000-square foot casino, numerous restaurant and entertainment amenities, and spa and convention facilities. The complete design, timing and cost of the permanent facility are at a preliminary stage, and are subject to risks attendant to large-scale projects.

MGM Grand Macau ◦ We own 50% of MGM Grand Paradise Limited, an entity which is developing, and will operate, MGM Grand Macau, a hotel-casino resort in Macau S.A.R. Pansy Ho Chiu-king owns the other 50% of MGM Grand Paradise Limited. MGM Grand Macau will be located on a prime waterfront site and will feature at least 345 table games and 1,035 slots with room for significant expansion. Other features will include a 600-room hotel, a luxurious spa, convertible convention space, a variety of dining destinations, and other attractions. Construction of MGM Grand Macau, which is estimated to cost $1.1 billion including license and land rights and preopening costs, began in the second quarter of 2005 and the resort is anticipated to open in late 2007. The complete design, timing, cost and scope of the project are at a preliminary stage and are subject to the risks attendant to large-scale projects. We have invested $180 million in the venture, and are committed to loaning the venture up to $100 million. The venture has obtained commitments from lenders for a credit facility sufficient, along with equity contributions and shareholder loans, to fund the construction of MGM Grand Macau.

Beau Rivage Rebuilding ◦ We have already begun the process of rebuilding Beau Rivage. Damage was extensive on the main levels of the resort, largely destroying the casino floor and gaming equipment, the resort's restaurants, the retail area and a portion of the parking garage. There was also damage, though to a lesser extent, in the hotel tower. We expect to reopen the resort in stages beginning in the third quarter of 2006. When fully reopened, Beau Rivage will include 1,740 guestrooms, over 2,000 slot machines and 90 table games, new and restored restaurants, a state-of-the-art convention center, and pool and spa amenities.

We believe that a large portion of the costs to rebuild Beau Rivage will be covered under our insurance policies. However, we cannot determine the exact amount of reimbursement until we submit our claims and receive notice of approval from our insurers. It is also uncertain as to the timing of such reimbursements, and we have been funding the rebuilding costs in advance of receiving reimbursements from our insurers.

New York Racing Association ◦ We have entered into a definitive agreement with the New York Racing Association ("NYRA") to manage video lottery terminals ("VLTs") at NYRA's Aqueduct horseracing facility in metropolitan New York. We will assist in the development of the approximately $170 million facility, including providing project financing, and will manage the facility for a term of five years (extended automatically if the financing provided by us is not fully repaid) for a fee.

Recent legislative changes will allow us to operate the VLTs past the expiration date of the current NYRA franchise agreement.

Off Balance Sheet Arrangements

Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which currently consist primarily of our investments in Borgata, Grand Victoria, Silver Legacy, MGM Grand Macau and The Signature at MGM Grand. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions other than straightforward interest rate swaps. Our joint venture and unconsolidated affiliate investments allow us to realize the benefits of owning a full-scale resort in a manner that minimizes our initial investment. We provided a guaranty for up to 50% of the interest and principal payment obligations on the construction financing for the first two towers of The Signature at MGM Grand. Otherwise, we have not guaranteed financing obtained by our investees, nor are there any other provisions of the venture agreements which are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

At December 31, 2005, we had outstanding letters of credit totaling $53 million, of which $50 million support bonds issued by the Economic Development Corporation of the City of Detroit. These bonds are recorded as a liability in our consolidated balance sheets. This obligation was undertaken to secure our right to develop a permanent casino in Detroit.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2005:

(In millions)	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$ 445	$ 1,402	$ 377	$ 1,276	$ 5,898	$ 2,893
Estimated interest payments on long-term debt (1)	853	769	688	659	559	811
Capital leases	2	1	1	—	—	—
Operating leases	13	11	9	9	8	338
Long-term liabilities (2)	61	9	9	58	8	5
Other purchase obligations:						
Construction commitments (3)	432	146	54	28	4	—
Employment agreements	125	62	27	12	—	—
Entertainment agreements (4)	124	5	—	—	—	—
Other (5)	101	44	4	3	1	1
	$ 2,156	$ 2,449	$ 1,169	$ 2,045	$ 6,478	$ 4,048

(1) Estimated interest payments on long-term debt are based on principal amounts outstanding at December 31, 2005 and forecasted LIBOR rates for our bank credit facility.

(2) Includes our obligation to support $50 million of bonds issued by the Economic Development Corporation of the City of Detroit as part of our development agreement with the City. The bonds mature in 2009. Also includes the estimated payments of obligations under our deferred compensation and supplemental executive retirement plans, based on balances as of December 31, 2005 and assumptions of retirement based on plan provisions.

(3) Included in construction commitments is $413 million related to Project CityCenter, consisting primarily of commitments related to design work and the Bellagio employee parking garage. While we have entered into a contract with a general contractor for the construction of most of Project CityCenter, we are not committed to any component of the project until we request and approve a guaranteed maximum price ("GMP") for the component with the general contractor. We expect to approve GMPs for most or all of the components of Project CityCenter in 2006.

(4) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods.

(5) The amount for 2006 includes approximately $61 million of open purchase orders. Other commitments are for various contracts, including corporate aircraft purchases, maintenance and other service agreements and advertising commitments.

Summary of Expected Sources and Uses of Funds

In addition to the contractual obligations disclosed above, other significant operating uses of cash in 2006 include tax payments. Other significant investing uses of cash flow in 2006 include uncommitted capital expenditures, expected to be approximately $850 million, excluding capitalized interest and spending at Beau Rivage.

We plan to fund our contractual obligations and other estimated spending through a combination of operating cash flow, distributions from The Signature at MGM Grand, available borrowings under our senior credit facility and potential issuances of fixed rate long-term debt. We generated almost $1.2 billion in operating cash flow in 2005, which included deductions for interest payments, tax payments and certain contractually committed payments reflected in the above table, including operating leases, employment agreements and entertainment agreements. We expect to generate a higher level of operating cash flow in 2006 due primarily to the continued impact of the Mandalay acquisition, as well as expected increases in operating income at other resorts.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position or cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas, Mandalay Bay and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well.

We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At December 31, 2005 and 2004, approximately 44% and 54%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. At December 31, 2005 and 2004, approximately 42% and 25%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

Year Ended December 31 (In thousands)	2005	2004	2003
Casino accounts receivable	**$ 221,873**	$ 174,713	$ 159,569
Allowance for doubtful casino accounts receivable	**68,768**	57,111	75,265
Allowance as a percentage of casino accounts receivable	**31%**	33%	47%
Median age of casino accounts receivable	**39 days**	33 days	43 days
Percentage of casino accounts outstanding over 180 days	**19%**	15%	23%

The allowance for doubtful accounts as a percentage of casino accounts receivable has decreased in the last two years, particularly in 2004, as a result of improved collections leading to improved credit statistics. Our reserve percentages for 2004 and 2005 are consistent with the percentage before the September 11, 2001 attacks, and are representative of a more normalized collection experience and positive global economic conditions relative to the conditions in 2001 and 2002.

At December 31, 2005, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $1.5 million, or less than $0.01 per share.

Fixed asset capitalization and depreciation policies

Property and equipment are stated at cost. For the majority of our property and equipment, cost has been determined based on estimated fair values in connection with the Mandalay acquisition and the May 2000 Mirage Resorts acquisition. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We account for construction projects in accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiaries.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities, as defined in SFAS 34, begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

Whether we capitalize interest on a project depends in part on management's actions. In November 2004, we announced the development of Project CityCenter in Las Vegas. In connection with this announcement and the start of design activities, we began capitalizing interest associated with this project, including capitalizing

interest on land costs for the portion of the Project CityCenter site not currently being utilized in operations. Interest capitalized on this project for the years ended December 31, 2004 and 2005 was $2 million and $12 million, respectively.

Impairment of Long-lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, *on an undiscounted basis*, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, *management must determine* the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model. Whenever an impairment loss is recorded, or a test for impairment is made, we discuss the facts and circumstances with the Audit Committee.

See "Results of Operations" for discussion of write-downs and impairments recorded in 2003, 2004 and 2005. In June 2003, we entered into an agreement to sell the Golden Nugget Subsidiaries. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated. In February 2004, we entered into an agreement to sell MGM Grand Australia. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated. Other than the above items, we are not aware of events or circumstances that would cause us to review any material long-lived assets for impairment.

Income taxes

We are subject to income taxes in the United States, and in several states and foreign jurisdictions in which we operate. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

As reflected in Note 11 to the accompanying consolidated financial statements, at December 31, 2005, we had $126 million of deferred tax assets and $3.4 billion of deferred tax liabilities. Except for certain New Jersey state net operating losses, certain other New Jersey state deferred tax assets and certain foreign deferred tax assets,

we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. The valuation allowance at December 31, 2005 related to the New Jersey and foreign deferred tax assets were $6 million and $2 million, respectively.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. While positions taken in tax returns are sometimes subject to uncertainty in the tax laws, we do not take such positions unless we have "substantial authority" to do so under the Internal Revenue Code and applicable regulations. We may take positions on our tax returns based on substantial authority that are not ultimately accepted by the IRS.

We assess such potential unfavorable outcomes based on the criteria of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"). We establish a tax reserve if an unfavorable outcome is probable and the amount of the unfavorable outcome can be reasonably estimated. We assess the potential outcomes of tax uncertainties on a quarterly basis. In determining whether the probable criterion of SFAS 5 is met, we presume that the taxing authority will focus on the exposure and we assess the probable outcome of a particular issue based upon the relevant legal and technical merits. We also apply our judgment regarding the potential actions by the tax authorities and resolution through the settlement process.

We maintain required tax reserves until such time as the underlying issue is resolved. When actual results differ from reserve estimates, we adjust the income tax provision and our tax reserves in the period resolved. For tax years that are examined by taxing authorities, we adjust tax reserves in the year the tax examinations are settled. For tax years that are not examined by taxing authorities, we adjust tax reserves in the year that the statute of limitations expires. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any reasonable and foreseeable outcomes related to uncertain tax matters.

During 2003, we filed amended returns for tax years subsequent to 1996 to reflect the impact of the IRS audits of the 1993 through 1996 tax years on those subsequent years. In the fourth quarter of 2003, the statutes of limitations expired for the 1997 through 1999 tax years, resulting in a reduction of our tax reserves of $13 million and a corresponding reduction in our provision for income taxes. In the third quarter of 2004, the statute of limitations expired for our 2000 tax return, resulting in a reduction of our tax reserves of $6 million and a corresponding reduction in our provision for income taxes. The IRS is currently auditing our 2001 and 2002 tax returns, and the tax returns for years after 2002 are subject to possible future examination.

We classify reserves for tax uncertainties within "Other accrued liabilities" in the accompanying consolidated balance sheets, separate from any related income tax payable or deferred income taxes. Reserve amounts may relate to the deductibility of an item, as well as potential interest associated with those items.

A portion of our tax reserves was assumed in the Mirage Resorts and Mandalay acquisitions. The IRS audit of the tax returns of Mirage Resorts through the merger date was settled in August 2003, resulting in a payment to the IRS of $45 million, including interest. These matters had been previously reserved for, so the settlement had no impact on our goodwill balances. Any future adjustments to the acquired Mirage Resorts and Mandalay tax reserves will be recorded as an adjustment to goodwill.

Business Combinations

We account for business combinations in accordance with Statement of Financial Accounting Standards No. 141, "Accounting for Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" ("SFAS 142"), and related interpretations. SFAS 141 requires that we record the net assets of acquired businesses at fair value, and we must make estimates and assumptions to determine the fair value of these acquired assets and assumed liabilities.

In determining the fair value of acquired assets and assumed liabilities in the Mandalay acquisition, we hired third-party valuation specialists to assist us with certain fair value estimates, primarily related to land, property and equipment and intangible assets. We and the third-party specialist applied significant judgment and utilized a variety of assumptions in determining the fair value of acquired assets and assumed liabilities, including market data, estimated future cash flows, growth rates, current replacement cost for similar capacity for certain fixed assets, market rate assumptions for contractual obligations and settlement plans for contingencies and liabilities.

The Mandalay purchase price allocation is preliminary and may be adjusted up to one year after the acquisition. In particular, the Company is still evaluating certain customer relationship intangible assets related to individual and group hotel reservations as well as gaming loyalty program members. Changes to the assumptions we used to estimate fair value could impact the recorded amounts for acquired assets and assumed liabilities and significant changes to these balances could have a material impact to our future reported results. For instance, lower or higher fair values assigned to property, plant, and equipment and certain amortizable intangible assets could result in lower or higher amounts of depreciation and amortization recorded.

RECENTLY ISSUED ACCOUNTING STANDARDS

Stock-based Compensation

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Under the original standard, SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), companies had the option of recording stock options issued to employees at fair value or intrinsic value, which generally leads to no expense being recorded. Most companies, including us, opted to use this intrinsic value method and make required disclosures of fair value expense. SFAS 123(R) eliminates this intrinsic value alternative. SFAS 123(R) was effective for us on January 1, 2006, and all future share-based payments must be recorded at fair value. The following are the key impacts and decisions regarding implementation of SFAS 123(R).

Valuation model ◦ Under SFAS 123, stock options were generally valued using the Black-Scholes model. SFAS 123(R) does not specify which model must be used, but requires that certain assumptions be included in the chosen model, which may be a closed form model, such as the Black-Scholes model, or a binomial model. We have chosen to continue applying the Black-Scholes model.

Vesting patterns ◦ Under SFAS 123(R), awards with graded vesting, as all of our awards have, may be expensed in one of two time patterns: 1) On a straight-line basis over the complete vesting period, as though the entire award was one grant; or 2) On an accelerated basis, treating each vesting layer as a separate grant and amortizing each layer on a straight-line basis. For disclosure purposes under SFAS 123, we used the accelerated basis. We will use the straight-line method for future grants under SFAS 123(R). As discussed below under transition methods, such policy will only apply to future grants. Expense recognized under SFAS 123(R) for previously granted options will continue to be recorded on the accelerated basis.

Estimating forfeitures ◦ Under SFAS 123, we could choose whether to estimate forfeitures at the grant date or recognize actual forfeitures as they occur. Under SFAS 123(R), we must estimate forfeitures as of the grant date.

Presentation of excess tax benefits in the statement of cash flows ◦ Under SFAS 123(R), the excess of tax benefits realized from the exercise of employee stock options over the tax benefit associated with the financial reporting expense is shown as a financing cash inflow in the statement of cash flows. Previously, these excess benefits were shown as an operating cash inflow.

Transition ◦ There are two allowable transition alternatives – the modified-prospective transition or the modified-retrospective transition. We will apply the modified-prospective transition. Under the modified-prospective transition, we will begin applying the valuation and other criteria to stock options granted beginning January 1, 2006. We will begin recognizing expense for the unvested portion of previously issued grants at the same time, based on the valuation and attribution methods originally used to calculate the disclosures.

The impact of adopting SFAS 123(R) on our operating results will depend in part on the amount of stock options or other share-based payments we grant in the future. The following table shows compensation expense, net of tax, related to options granted through December 31, 2005, based on the options' vesting schedules:

	(In thousands)
2003 (Actual, included in our pro forma disclosures)	$43,310
2004 (Actual, included in our pro forma disclosures)	22,963
2005 (Actual, included in our pro forma disclosures)	47,934
2006 (Estimated, to be recorded as expense)	45,595

We do not believe the adoption of SFAS 123(R) will have a material impact on our cash flows or financial position.

Rental costs incurred during a construction period

In October 2005, the Financial Accounting Standards Board issued Staff Position FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period" ("FSP FAS 13-1"). FSP FAS 13-1 requires that rental costs associated with ground or building operating leases incurred during a construction period be expensed. Prevalent practice in real estate and hospitality industries had been to capitalize such rental costs during a construction period as a project cost.

FSP FAS 13-1 is effective for fiscal years beginning after December 15, 2005, with early adoption permitted. We will adopt FSP FAS 13-1 in the first quarter of 2006. We do not believe that the adoption of FSP FAS 13-1 will have a material impact on our cash flows or financial position. We have historically not had significant leases during construction. We will have some minor leases in connection with Project CityCenter, and MGM Grand Paradise Limited will have a land lease for the project site in Macau.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities.

As of December 31, 2005, long-term fixed rate borrowings represented approximately 61% of our total borrowings. Based on December 31, 2005 debt levels, an assumed 100 basis-point change in LIBOR would cause our annual interest cost to change by approximately $48 million.

Management's Annual Report

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Responsibilities

Management is responsible for establishing and maintaining adequate internal control over financial reporting for MGM MIRAGE and subsidiaries (the "Company").

Objective of Internal Control Over Financial Reporting

In establishing adequate internal control over financial reporting, management has developed and maintained a system of internal control, policies and procedures designed to provide reasonable assurance that information contained in the accompanying consolidated financial statements and other information presented in this annual report is reliable, does not contain any untrue statement of a material fact or omit to state a material fact, and fairly presents in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented in this annual report. Significant elements of the Company's internal control over financial reporting include, for example:

- Hiring skilled accounting personnel and training them appropriately;
- Written accounting policies;
- Written documentation of accounting systems and procedures;
- Segregation of incompatible duties;
- Internal audit function to monitor the effectiveness of the system of internal control;
- Oversight by an independent Audit Committee of the Board of Directors.

Management's Evaluation

Management has evaluated the Company's internal control over financial reporting using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As permitted by the Securities and Exchange Commission, management's evaluation as of December 31, 2005 excludes Mandalay Resort Group ("Mandalay") and the business units acquired in the merger with Mandalay which closed on April 25, 2005. Such businesses represent approximately 47% of the Company's total assets as of December 31, 2005 and 29% of the Company's total revenues for the year ended December 31, 2005. Based on its evaluation as of December 31, 2005, management believes that the Company's internal control over financial reporting, excluding Mandalay, is effective in achieving the objectives described above.

Report of Independent Registered Public Accounting Firm

Deloitte & Touche LLP audited the Company's consolidated financial statements as of and for the period ended December 31, 2005 and issued their report thereon, which is included in this annual report. Deloitte & Touche LLP has also issued an attestation report on management's assessment and on the effectiveness of the Company's internal control over financial reporting, excluding Mandalay, and such report is also included in this annual report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited management's assessment, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting," that MGM MIRAGE and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in "Management's Annual Report on Internal Control Over Financial Reporting," management excluded from their assessment the internal control over financial reporting of Mandalay Resort Group ("Mandalay") and the business units acquired in the merger which closed on April 25, 2005. Such businesses represent approximately 47% of the Company's total assets as of December 31, 2005 and 29% of the Company's total revenues for the year ended December 31, 2005. Accordingly, our audit did not include the internal control over financial reporting of Mandalay and the business units acquired in the merger. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 10, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Las Vegas, Nevada
March 10, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Las Vegas, Nevada
March 10, 2006

Consolidated Balance Sheets

At December 31 (In thousands, except share amounts)	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	**$ 377,933**	$ 435,128
Accounts receivable, net	**352,673**	204,151
Inventories	**111,825**	70,333
Deferred income taxes	**65,518**	28,928
Prepaid expenses and other	**110,634**	81,662
Total current assets	**1,018,583**	820,202
Property and equipment, net	**16,541,651**	8,914,142
Other assets		
Investments in unconsolidated affiliates	**931,154**	842,640
Goodwill and other intangible assets, net	**1,692,040**	233,335
Deposits and other assets, net	**515,992**	304,710
Total other assets	**3,139,186**	1,380,685
	$ 20,699,420	$ 11,115,029
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 265,601**	$ 198,050
Income taxes payable	**125,503**	4,991
Current portion of long-term debt	**14**	14
Accrued interest on long-term debt	**229,930**	116,997
Other accrued liabilities	**913,520**	607,925
Total current liabilities	**1,534,568**	927,977
Deferred income taxes	**3,378,371**	1,802,008
Long-term debt	**12,355,433**	5,458,848
Other long-term obligations	**195,976**	154,492
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock, $.01 par value: authorized 600,000,000 shares, issued 357,262,405 and 347,147,868 shares; outstanding 285,069,516 and 280,739,868 shares	**3,573**	3,472
Capital in excess of par value	**2,586,587**	2,346,329
Deferred compensation	**(3,618)**	(10,878)
Treasury stock, at cost (72,192,889 and 66,408,000 shares)	**(1,338,394)**	(1,110,551)
Retained earnings	**1,987,725**	1,544,499
Accumulated other comprehensive loss	**(801)**	(1,167)
Total stockholders' equity	**3,235,072**	2,771,704
	$ 20,699,420	$ 11,115,029

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Year Ended December 31 (In thousands, except per share amounts)	2005	2004	2003
Revenues			
Casino	$ 2,981,651	$ 2,223,965	$ 2,037,514
Rooms	1,673,696	911,259	833,272
Food and beverage	1,330,210	841,147	757,278
Entertainment	428,606	270,799	255,995
Retail	260,182	184,438	180,935
Other	409,824	240,880	210,772
	7,084,169	4,672,488	4,275,766
Less: Promotional allowances	(602,202)	(434,384)	(413,023)
	6,481,967	4,238,104	3,862,743
Expenses			
Casino	1,536,611	1,101,892	1,050,397
Rooms	472,592	248,166	235,899
Food and beverage	816,570	482,079	436,929
Entertainment	307,596	192,465	183,056
Retail	169,667	118,470	115,235
Other	244,023	146,177	130,720
General and administrative	958,263	612,632	585,161
Corporate expense	130,633	77,910	61,541
Preopening and start-up expenses	15,752	10,276	29,266
Restructuring costs (credit)	(59)	5,625	6,597
Property transactions, net	36,880	8,665	(18,941)
Depreciation and amortization	588,102	402,545	400,766
	5,276,630	3,406,902	3,216,626
Income from unconsolidated affiliates	151,871	119,658	53,612
Operating income	1,357,208	950,860	699,729
Non-operating income (expense)			
Interest income	12,110	5,664	4,078
Interest expense, net	(656,159)	(378,386)	(337,586)
Non-operating items from unconsolidated affiliates	(15,825)	(12,298)	(10,401)
Other, net	(18,434)	(10,025)	(12,160)
	(678,308)	(395,045)	(356,069)
Income from continuing operations before income taxes	678,900	555,815	343,660
Provision for income taxes	(235,644)	(205,959)	(113,387)
Income from continuing operations	443,256	349,856	230,273
Discontinued operations			
Income from discontinued operations, including gain (loss) on disposal of $82,538 (2004) and $(6,735) (2003)	—	94,207	16,075
Provision for income taxes	—	(31,731)	(2,651)
	—	62,476	13,424
Net income	$ 443,256	$ 412,332	$ 243,697
Basic income per share of common stock			
Income from continuing operations	$ 1.56	$ 1.25	$ 0.77
Discontinued operations	—	0.23	0.05
Net income per share	$ 1.56	$ 1.48	$ 0.82
Diluted income per share of common stock			
Income from continuing operations	$ 1.50	$ 1.21	$ 0.76
Discontinued operations	—	0.22	0.04
Net income per share	$ 1.50	$ 1.43	$ 0.80

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31 (In thousands)	2005	2004	2003
Cash flows from operating activities			
Net income	$ 443,256	$ 412,332	$ 243,697
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	588,102	403,039	412,937
Amortization of debt discounts, premiums and issuance costs	5,791	31,217	35,826
Provision for doubtful accounts	25,846	(3,522)	13,668
Property transactions, net	36,880	8,661	(18,336)
Loss on early retirements of debt	18,139	5,527	3,244
(Gain) loss on disposal of discontinued operations	—	(82,538)	6,735
Income from unconsolidated affiliates	(134,132)	(107,360)	(23,885)
Distributions from unconsolidated affiliates	89,857	51,500	38,000
Deferred income taxes	51,759	55,647	28,362
Tax benefit from stock option exercises	94,083	38,911	9,505
Changes in current assets and liabilities:			
Accounts receivable	(68,159)	(48,533)	(14,330)
Inventories	(7,017)	(8,557)	(2,205)
Income taxes receivable and payable	8,058	14,891	(10,538)
Prepaid expenses and other	10,830	1,109	(8,500)
Accounts payable and accrued liabilities	75,404	72,392	53,971
Change in Hurricane Katrina insurance receivable	(46,275)	—	—
Other	(9,626)	(15,469)	(27,339)
Net cash provided by operating activities	1,182,796	829,247	740,812
Cash flows from investing activities			
Acquisition of Mandalay Resort Group, net of cash acquired	(4,420,990)	—	—
Capital expenditures	(759,949)	(702,862)	(550,232)
Proceeds from the sale of the Golden Nugget Subsidiaries and MGM Grand Australia, net	—	345,730	—
Hurricane Katrina insurance proceeds	46,250	—	—
Dispositions of property and equipment	7,828	32,978	56,614
Investments in unconsolidated affiliates	(183,000)	(11,602)	(41,350)
Change in construction payable	40,803	17,329	12,953
Other	(33,759)	(29,326)	(33,673)
Net cash used in investing activities	(5,302,817)	(347,753)	(555,688)
Cash flows from financing activities			
Net borrowings (repayments) under bank credit facilities with maturities of 90 days or less	325,000	(1,574,489)	(285,087)
Borrowings under bank credit facilities with maturities longer than 90 days	4,400,000	—	—
Issuance of long-term debt	880,156	1,528,957	600,000
Repayment of long-term debt	(1,408,992)	(52,149)	(28,011)
Debt issuance costs	(50,331)	(13,349)	(25,374)
Issuance of common stock	145,761	135,910	36,254
Purchases of treasury stock	(217,316)	(348,895)	(442,864)
Other	(11,452)	(1,957)	(20,153)
Net cash provided by (used in) financing activities	4,062,826	(325,972)	(165,235)
Cash and cash equivalents			
Net increase (decrease) for the year	(57,195)	155,522	19,889
Cash related to discontinued operations	—	—	(15,230)
Balance, beginning of year	435,128	279,606	274,947
Balance, end of year	$ 377,933	$ 435,128	$ 279,606
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 588,587	$ 321,008	$ 308,198
State, federal and foreign income taxes paid	75,776	128,393	94,932

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2005, 2004 and 2003 (In thousands)

	Common Stock Shares Outstanding	Common Stock Par Value	Capital in Excess of Par Value	Deferred Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2003	309,148	$ 3,328	$ 2,125,626	$ (27,034)	$ (317,432)	$ 888,542	$ (8,886)	$ 2,664,144
Net income	—	—	—	—	—	243,697	—	243,697
Currency translation adjustment	—	—	—	—	—	—	12,313	12,313
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	2,918	2,918
Total comprehensive income								258,928
Cancellation of restricted stock	(20)	—	(54)	352	(298)	—	—	—
Issuance of stock options to non-employees	—	—	313	(313)	—	—	—	—
Amortization of deferred compensation	—	—	—	7,821	—	—	—	7,821
Issuance of common stock upon exercise of stock options	3,750	38	36,235	—	—	(19)	—	36,254
Purchases of treasury stock	(26,686)	—	—	—	(442,864)	—	—	(442,864)
Tax benefit from stock option exercises	—	—	9,505	—	—	—	—	9,505
Balances, December 31, 2003	286,192	3,366	2,171,625	(19,174)	(760,594)	1,132,220	6,345	2,533,788
Net income	—	—	—	—	—	412,332	—	412,332
Currency translation adjustment	—	—	—	—	—	—	(10,336)	(10,336)
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	2,824	2,824
Total comprehensive income								404,820
Cancellation of restricted stock	(64)	—	(64)	1,126	(1,062)	—	—	—
Amortization of deferred compensation	—	—	—	7,170	—	—	—	7,170
Issuance of common stock upon exercise of stock options	10,612	106	135,857	—	—	(53)	—	135,910
Purchases of treasury stock	(16,000)	—	—	—	(348,895)	—	—	(348,895)
Tax benefit from stock option exercises	—	—	38,911	—	—	—	—	38,911
Balances, December 31, 2004	280,740	3,472	2,346,329	(10,878)	(1,110,551)	1,544,499	(1,167)	2,771,704
Net income	—	—	—	—	—	443,256	—	443,256
Currency translation adjustment	—	—	—	—	—	—	(1,631)	(1,631)
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	1,997	1,997
Total comprehensive income								443,622
Cancellation of restricted stock	(24)	—	—	422	(422)	—	—	—
Issuance of stock options to non-employees	—	—	485	(485)	—	—	—	—
Amortization of deferred compensation	—	—	—	7,323	—	—	—	7,323
Issuance of common stock upon exercise of stock options	10,115	101	145,690	—	—	(30)	—	145,761
Purchases of treasury stock	(5,500)	—	—	—	(217,316)	—	—	(217,316)
Restricted shares turned in for tax withholding	(261)	—	—	—	(10,105)	—	—	(10,105)
Tax benefit from stock option exercises	—	—	94,083	—	—	—	—	94,083
Balances, December 31, 2005	**285,070**	**$ 3,573**	**$ 2,586,587**	**$ (3,618)**	**$(1,338,394)**	**$1,987,725**	**$ (801)**	**$ 3,235,072**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 ◦ **Organization**

MGM MIRAGE (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2005, approximately 56% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, owns and/or operates casino resorts. On April 25, 2005, the Company completed its merger with Mandalay Resort Group ("Mandalay")–see Note 3.

The Company owns and operates the following casino resorts in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, Mandalay Bay, The Mirage, Luxor, Treasure Island ("TI"), New York-New York, Excalibur, Monte Carlo, Circus Circus Las Vegas and Slots-A-Fun. The Boardwalk was closed in early 2006 in preparation for Project CityCenter (see below). The Company owns three resorts in Primm, Nevada, at the California/Nevada state line – Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort – as well as two championship golf courses located near the resorts. Other Nevada operations include Circus Circus Reno, Colorado Belle and Edgewater in Laughlin, Gold Strike and Nevada Landing in Jean, and Railroad Pass in Henderson. The Company has a 50% investment in Silver Legacy in Reno, which is adjacent to Circus Circus Reno. In addition, the Company owns a 50% interest in The Signature at MGM Grand, which is adjacent to MGM Grand Las Vegas. The Signature at MGM Grand is a condominium-hotel development, with three towers currently under construction. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts.

The Company and its local partners own MGM Grand Detroit, LLC, which operates a casino in an interim facility located in downtown Detroit, Michigan. The Company also owns and operates two resorts in Mississippi – Beau Rivage in Biloxi and Gold Strike Tunica. Beau Rivage sustained significant damage in late August 2005 as a result of Hurricane Katrina and has been closed since. The Company expects to reopen Beau Rivage in stages beginning in the third quarter of 2006. The Company has 50% interests in two resorts outside of Nevada – Borgata and Grand Victoria. Borgata is a casino resort located on Renaissance Point in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation owns the other 50% of Borgata and also operates the resort. The Company owns additional land adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements, a portion of which is being utilized for an expansion of Borgata, and a portion of which is available for future development. Grand Victoria is a riverboat in Elgin, Illinois that was previously owned by Mandalay. An affiliate of Hyatt Gaming owns the other 50% of Grand Victoria and also operates the resort.

The Company owns 50% of MGM Grand Paradise Limited, a joint venture with Pansy Ho Chiu-king formed to develop, build and operate a hotel-casino resort, MGM Grand Macau, in Macau S.A.R. In April 2005, MGM Grand Paradise Limited obtained a subconcession allowing it to conduct gaming operations. Construction of MGM Grand Macau, which is estimated to cost approximately $1.1 billion including land and license rights and preopening costs, began in the second quarter of 2005 and the resort is anticipated to open in late 2007.

The Company owns 66 acres adjacent to Bellagio on which it is developing Project CityCenter. Project CityCenter will feature a 4,000-room casino resort designed by world-famous architect Cesar Pelli; two 400-room non-gaming boutique hotels, one of which will be managed by luxury hotelier Mandarin Oriental; approximately 470,000 square feet of retail shops, dining and entertainment venues; and approximately 2.3 million square feet of residential space in over 2,900 luxury condominium and condominium-hotel units in multiple towers. The overall cost of Project CityCenter is estimated at approximately $7 billion, excluding preopening and land costs. After estimated proceeds of $2.5 billion from the sale of residential units, net project cost is estimated at approximately $4.5 billion. Project CityCenter is expected to open in 2009.

Until July 2004, the Company owned and operated MGM Grand Australia and until January 2004, the Company owned and operated the Golden Nugget Las Vegas in downtown Las Vegas and the Golden Nugget Laughlin in Laughlin, Nevada. Until June 2003, the Company operated PLAYMGMMIRAGE.com, the Company's online gaming website based in the Isle of Man. See Note 4 for further information regarding these discontinued operations.

Until 2005, the Company held an indirect interest in Triangle Casino in Bristol through its 25% ownership of Metro Casinos Limited, a United Kingdom gaming company. Metro Casinos Limited sold the Triangle Casino in 2005.

Note 2 ◦ Significant Accounting Policies and Basis of Presentation

Principles of consolidation ◦ The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment – operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates ◦ The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial statement impact of Hurricane Katrina ◦The Company maintains insurance covering both property damage and business interruption as a result of wind and flood damage sustained at Beau Rivage. The deductible under this coverage is approximately $15 million, based on the amount of damage incurred. Based on current estimates, insurance proceeds are expected to exceed the net book value of damaged assets; therefore, the Company will not record an impairment charge related to the storm and upon ultimate settlement of the claim will likely record a gain. Damaged assets with a net book value of $121 million have been written off, and a corresponding insurance receivable has been recorded.

Business interruption coverage covers lost profits and other costs incurred during the closure period and up to six months following the reopening of the facility. Expected costs during the interruption period are less than the anticipated business interruption proceeds; therefore, post-storm costs of $50 million through December 31, 2005 were offset by the expected recoveries and a corresponding insurance receivable was recorded. Post-storm costs and expected recoveries are recorded net with "General and administrative" expenses in the accompanying consolidated statements of income, except for depreciation of non-damaged assets, which is classified as "Depreciation and amortization."

The insurance receivable is recorded within "Deposits and other assets, net" in the accompanying consolidated balance sheets. Through December 31, 2005, the Company received $46 million from its insurers, leaving a net receivable of $125 million at December 31, 2005.

Cash and cash equivalents ◦ Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates market value. Book overdraft balances resulting from the Company's cash management program are recorded as accounts payable.

Accounts receivable and credit risk ◦ Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2005, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2005, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories ◦ Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Property and equipment ◦ Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Maintenance costs are expensed as incurred. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	30	to	45 years
Land improvements	10	to	20 years
Furniture and fixtures	3	to	10 years
Equipment	3	to	20 years

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, offers received, or a discounted cash flow model.

For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. For a discussion of recognized impairment losses, see Note 16.

Capitalized interest ◦ The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts

expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Goodwill and other intangible assets ◦ Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill and indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment reviews for goodwill and indefinite-lived intangible assets in 2005, 2004 or 2003.

Revenue recognition and promotional allowances ◦ Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
Rooms	$ 82,009	$ 63,652	$ 64,103
Food and beverage	255,201	191,695	178,399
Other	35,242	25,213	21,560
	$ 372,452	$ 280,560	$ 264,062

Advertising ◦ The Company expenses advertising costs the first time the advertising takes place. Advertising expense, which is generally included in general and administrative expenses, was $99 million, $57 million and $54 million for 2005, 2004 and 2003, respectively.

Corporate expense ◦ Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Preopening and start-up expenses ◦ The Company accounts for costs incurred during the preopening and start-up phases of operations in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations and new customer initiatives.

Income per share of common stock ◦ The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Weighted-average common shares outstanding used in the calculation of basic earnings per share	**284,943**	279,325	297,861
Potential dilution from stock options and restricted stock	**11,391**	10,008	5,323
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	**296,334**	289,333	303,184

Stock-based compensation ◦ The Company has accounted for stock-based compensation, including employee stock option plans, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the Financial Accounting Standards Board's Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," and has disclosed supplemental information in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). The Company has not incurred compensation expense for employee stock options when the exercise price is at least 100% of the market value of the Company's common stock on the date of grant. For disclosure purposes, employee stock options have been measured at fair value using the Black-Scholes option-pricing model and compensation has been assumed to be amortized over the vesting periods of the options.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Under the original standard, SFAS No. 123, companies had the option of recording stock options issued to employees at fair value or intrinsic value, which generally leads to no expense being recorded. The Company opted to use this intrinsic value method and make required disclosures of fair value expense. SFAS 123(R) eliminates this intrinsic value alternative. SFAS 123(R) was effective for the Company on January 1, 2006, and all future share-based payments must be recorded at fair value.

The Company has adopted nonqualified stock option plans and incentive stock option plans which provide for the granting of stock options to eligible directors, officers and employees. The plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Salaried officers, directors and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have either 7-year or 10-year terms and in most cases are exercisable in either four or five equal annual installments.

As of December 31, 2005, the aggregate number of stock options available for grant was 6.5 million. A summary of the status of the Company's stock option plans is presented below:

	2005 Shares (000's)	2005 Weighted Average Exercise Price	2004 Shares (000's)	2004 Weighted Average Exercise Price	2003 Shares (000's)	2003 Weighted Average Exercise Price
Outstanding at beginning of year	**30,728**	**$ 14.16**	41,735	$ 13.69	28,646	$ 13.59
Granted	**14,625**	**35.26**	551	22.93	17,382	13.05
Exercised	**(10,115)**	**14.43**	(10,612)	12.79	(3,750)	9.67
Terminated	**(631)**	**22.28**	(946)	13.85	(543)	16.39
Outstanding at end of year	**34,607**	**22.85**	30,728	14.16	41,735	13.68
Exercisable at end of year	**9,291**	**14.33**	14,979	14.50	17,671	13.50

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable (000's)	Weighted Average Exercise Price
$ 5.49 - $ 6.66	826	2.5	$ 6.65	826	$ 6.65
$ 8.30 - $ 12.35	732	3.6	11.32	732	11.32
$ 12.58 - $ 18.87	18,111	6.8	14.20	7,596	15.31
$ 20.08 - $ 27.22	578	8.0	22.89	137	22.03
$ 34.05 - $ 45.64	14,360	6.7	35.27	—	—
	34,607	6.6	22.85	9,291	14.33

Had the Company accounted for these plans under the fair value method allowed by SFAS 123, the Company's net income and earnings per share would have been reduced to recognize the fair value of employee stock options. The following are required disclosures under SFAS 123 and SFAS 148:

Year Ended December 31	2005	2004	2003
(In thousands, except per share amounts)			
Net income			
As reported	**$ 443,256**	$ 412,332	$ 243,697
Stock-based compensation under SFAS 123	**(47,934)**	(22,963)	(43,310)
Pro forma	**$ 395,322**	$ 389,369	$ 200,387
Basic earnings per share			
As reported	**$ 1.56**	$ 1.48	$ 0.82
Stock-based compensation under SFAS 123	**(0.17)**	(0.09)	(0.15)
Pro forma	**$ 1.39**	$ 1.39	$ 0.67
Diluted earnings per share			
As reported	**$ 1.50**	$ 1.43	$ 0.80
Stock-based compensation under SFAS 123	**(0.17)**	(0.08)	(0.14)
Pro forma	**$ 1.33**	$ 1.35	$ 0.66
Weighted-average assumptions used in the			
Black-Scholes model:			
Expected volatility	**37%**	42%	42%
Expected life	**4.3 years**	5.0 years	5.0 years
Expected dividend yield	**0%**	0%	0%
Risk-free interest rate	**3.8%**	3.4%	3.2%
Weighted average fair value of options granted	**$ 12.73**	$ 9.55	$ 5.32

Reported net income includes $5 million, net of tax, of amortization of restricted stock and non-employee stock option compensation for each of the years ended December 31, 2005, 2004 and 2003.

Currency translation ◦ The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive loss.

Comprehensive income ◦ Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statement of stockholders' equity, and the cumulative balance of these elements consisted of the following:

At December 31 (In thousands)	2005	2004
Derivative loss from unconsolidated affiliate, net	**$ 134**	$ (1,863)
Foreign currency translation adjustments	**(935)**	696
	$ (801)	$ (1,167)

Reclassifications ◦ The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation.

Note 3 ◦ Acquisition

On April 25, 2005, the Company closed its merger with Mandalay under which the Company acquired 100% of the outstanding common stock of Mandalay for $71 in cash for each share of Mandalay's common stock. The acquisition expands the Company's portfolio of resorts on the Las Vegas Strip, provides additional sites for future development and expands the Company's employee and customer bases significantly. These factors result in the recognition of certain intangible assets, discussed below, and significant goodwill. The total acquisition cost included (in thousands):

Cash consideration for Mandalay's outstanding shares and stock options	$ 4,831,944
Estimated fair value of Mandalay's long-term debt	2,849,225
Transaction costs and expenses and other	111,944
	7,793,113
Less: Net proceeds from the sale of MotorCity Casino	(526,597)
	$ 7,266,516

Cash paid, net of cash acquired, was $4.4 billion. The transaction was accounted for as a purchase and, accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The purchase price allocation is preliminary and may be adjusted up to one year after the acquisition. In particular, the Company is still evaluating certain customer relationship intangible assets related to individual and group hotel reservations as well as gaming loyalty program members.

The following table sets forth the preliminary allocation of purchase price (in thousands):

Current assets (including cash of $134,245)	$ 414,326
Property and equipment	7,180,936
Goodwill	1,230,804
Other intangible assets	245,940
Other assets	283,931
Assumed liabilities, excluding long-term debt	(602,338)
Deferred taxes	(1,487,083)
	$ 7,266,516

The amount allocated to intangible assets includes the recognition of customer lists with an estimated value of $12 million and an estimated useful life of five years and trade names and trademarks with an estimated value of $234 million and an indefinite life. Goodwill and indefinite-lived intangible assets are not amortized.

The operating results for Mandalay are included in the accompanying consolidated statements of income from the date of the acquisition. The following unaudited pro forma consolidated financial information for the Company has been prepared assuming the Mandalay acquisition had occurred on January 1, 2004.

Year Ended December 31	2005	2004
(In thousands, except per share amounts)		
Net revenues	**$ 7,384,626**	$ 6,903,004
Operating income	**1,519,500**	1,423,324
Income from continuing operations	**465,087**	415,625
Net income	**465,087**	478,101
Basic earnings per share:		
Income from continuing operations	**$ 1.63**	$ 1.49
Net income	**1.63**	1.71
Diluted earnings per share:		
Income from continuing operations	**$ 1.57**	$ 1.44
Net income	**1.57**	1.65

Note 4 ◦ Discontinued Operations

In June 2003, the Company ceased operations of PLAYMGMMIRAGE.com, its online gaming website ("Online"). In January 2004, the Company completed the sale of the Golden Nugget Las Vegas in downtown Las Vegas and the Golden Nugget Laughlin in Laughlin, Nevada (the "Golden Nugget Subsidiaries"), with net proceeds to the Company of $210 million. In July 2004, the Company completed the sale of the subsidiaries that owned and operated MGM Grand Australia with net proceeds to the Company of $136 million.

The results of the Golden Nugget Subsidiaries, Online and MGM Grand Australia are classified as discontinued operations in the accompanying consolidated statements of income for all periods presented. Net revenues of discontinued operations

were $45 million and $231 million, respectively, for the years ended December 31, 2004 and 2003. Included in income from discontinued operations is an allocation of interest expense based on the ratio of the net assets of the discontinued operations to the total consolidated net assets and debt of the Company. Interest allocated to discontinued operations was $2 million and $9 million for the years ended December 31, 2004 and 2003, respectively. Included in discontinued operations for the year ended December 31, 2003 is a loss on disposal of Online of $7 million relating primarily to unrecoverable costs of computer hardware and software. Included in the tax benefit from discontinued operations for the year ended December 31, 2003 is $2 million of previously unrecognized tax benefits relating to prior year operating losses of Online. Included in discontinued operations for the year ended December 31, 2004 is a gain on the sale of the Golden Nugget Subsidiaries of $8 million and a gain on sale of MGM Grand Australia of $74 million.

Note 5 ◦ Accounts Receivable, Net

Accounts receivable consisted of the following:

At December 31 (In thousands)	2005	2004
Casino	**$ 221,873**	$ 174,713
Hotel	**173,049**	61,084
Other	**35,021**	28,114
	429,943	263,911
Less: Allowance for doubtful accounts	**(77,270)**	(59,760)
	$ 352,673	$ 204,151

Note 6 ◦ Property And Equipment, Net

Property and equipment consisted of the following:

At December 31 (In thousands)	2005	2004
Land	**$ 8,018,301**	$ 4,089,106
Buildings, building improvements and land improvements	**7,595,257**	4,228,138
Furniture, fixtures and equipment	**2,695,746**	2,235,766
Construction in progress	**607,447**	299,148
	18,916,751	10,852,158
Less: Accumulated depreciation and amortization	**(2,375,100)**	(1,938,016)
	$ 16,541,651	$ 8,914,142

Note 7 ◦ Investments In Unconsolidated Affiliates

The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions to and distributions from these companies. Investments in unconsolidated affiliates consisted of the following:

At December 31 (In thousands)	2005	2004
Marina District Development Company - Borgata (50%)	**$ 461,211**	$ 405,322
Elgin Riverboat Resort-Riverboat Casino-Grand Victoria (50%)	**241,279**	—
MGM Grand Paradise Limited – Macau (50%)	**187,568**	3,002
Circus and Eldorado Joint Venture – Silver Legacy (50%)	**26,492**	—
Victoria Partners – Monte Carlo (50% in 2004)	**—**	424,683
Other	**14,604**	9,633
	931,154	842,640
Turnberry/MGM Grand Towers — The Signature at MGM Grand (50%)	**(7,400)**	(3,231)
	$ 923,754	$ 839,409

The negative investment balances in The Signature at MGM Grand, which represents cumulative losses of the venture, are classified as "Other long-term liabilities" in the accompanying consolidated balance sheets along with deferred income of $16 million related to the excess of equity credit over carrying value of land the Company contributed to the venture. The income will be recognized when the venture recognizes the profits on the sale of each tower's units.

Differences between the Company's venture-level equity and investment balances are as follows:

At December 31 (In thousands)	2005	2004
Venture-level equity	**$ 603,015**	$ 419,035
Fair value adjustments	**264,814**	361,102
Capitalized interest	**52,689**	45,099
Other adjustments	**3,236**	14,173
	$ 923,754	$ 839,409

The fair value adjustments at December 31, 2005 include $90 million related to Borgata, which was assigned to land, $210 million related to Grand Victoria, which has been assigned to goodwill on a preliminary basis, and a $35 million credit related to Silver Legacy, which was assigned to long-term assets and long-term debt and is being amortized accordingly. The amount related to Grand Victoria is subject to adjustment as the Mandalay purchase price allocation is preliminary. See Note 3 for further information. At December 31, 2004, fair value adjustments included the amount related to Borgata and an amount related to Monte Carlo which was assigned to land. Amounts related to capitalized interest are amortized over the life of the related building.

The Company recorded its share of the results of operations of the unconsolidated affiliates as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
Income from unconsolidated affiliates	**$ 151,871**	$ 119,658	$ 53,612
Preopening and start-up expenses	**(1,914)**	—	(19,326)
Non-operating items from unconsolidated affiliates	**(15,825)**	(12,298)	(10,401)
	$ 134,132	$ 107,360	$ 23,885

Summarized balance sheet information of the unconsolidated affiliates is as follows:

At December 31 (In thousands)	2005	2004
Current assets	**$ 220,708**	$ 129,009
Property and other assets, net	**2,008,912**	1,392,436
Current liabilities	**213,135**	106,111
Long-term debt and other liabilities	**871,173**	530,458
Equity	**1,145,312**	884,876

Summarized results of operations of the unconsolidated affiliates are as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
Net revenues	**$1,243,465**	$ 966,642	$ 551,669
Operating expenses, except preopening expenses	**(938,972)**	(721,998)	(441,526)
Preopening and start-up expenses	**(3,829)**	—	(39,186)
Operating income	**300,664**	244,644	70,957
Interest expense	**(35,034)**	(34,698)	(21,700)
Other nonoperating income (expense)	**1,435**	9,789	4,297
Net income	**$ 267,065**	$ 219,735	$ 53,554

Note 8 • Goodwill And Other Intangible Assets

Goodwill and other intangible assets consisted of the following:

At December 31 (In thousands)	2005	2004
Goodwill:		
Mandalay acquisition (2005)	$ 1,230,804	$ —
Mirage Resorts acquisition (2000)	76,342	76,342
Other	7,415	7,415
	1,314,561	83,757
Indefinite-lived intangible assets:		
Detroit development rights	100,056	115,056
Trademarks, license rights and other	251,754	17,554
	351,810	132,610
Other intangible assets, net	25,669	16,968
	$ 1,692,040	$ 233,335

Goodwill related to the Mandalay acquisition was primarily assigned to Mandalay Bay, Luxor, Excalibur and Gold Strike Tunica. Goodwill related to the Mirage Resorts acquisition was assigned to Bellagio, The Mirage and TI. Other goodwill relates to the Company's 2003 acquisition of majority interests in the entities that operate the nightclubs Light and Caramel, located in Bellagio, and Mist, located in TI. Changes in the recorded balances of goodwill are as follows:

Year ended December 31 (In thousands)	2005	2004
Balance, beginning of period	$ 83,757	$ 118,434
Goodwill acquired during the period	1,230,804	—
Currency translation adjustment	—	(992)
Goodwill assigned to discontinued operations	—	(33,267)
Other	—	(418)
Balance, end of the period	$ 1,314,561	$ 83,757

The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit and trademarks. The Company's finite–lived intangible assets consist primarily of customer lists amortized over five years, lease acquisition costs amortized over the life of the related leases, and certain license rights amortized over their contractual life.

Note 9 • Other Accrued Liabilities

Other accrued liabilities consisted of the following:

At December 31 (In thousands)	2005	2004
Payroll and related	$ 297,946	$ 162,943
Advance deposits and ticket sales	120,830	65,810
Casino outstanding chip liability	100,621	85,086
Casino front money deposits	71,768	67,621
Other gaming related accruals	78,921	50,186
Taxes, other than income taxes	68,632	47,311
Other	174,802	128,968
	$ 913,520	$ 607,925

Note 10 • Long-term Debt

Long-term debt consisted of the following:

At December 31 (In thousands)	2005	2004
Senior credit facility	$ 4,775,000	$ 50,000
$300 million 6.95% senior notes, repaid at maturity in 2005	—	300,087
$176.4 million 6.625% senior notes, repaid at maturity in 2005	—	176,096
$200 million 6.45% senior notes, repaid at maturity in February 2006	200,223	—
$244.5 million 7.25% senior notes, due 2006, net	240,353	235,511
$710 million 9.75% senior subordinated notes, due 2007, net	708,223	706,968
$200 million 6.75% senior notes, due 2007, net	192,977	189,115
$492.2 million 10.25% senior subordinated notes, due 2007, net	527,879	—
$180.4 million 6.75% senior notes, due 2008, net	172,238	168,908
$196.2 million 9.5% senior notes, due 2008, net	212,895	—
$200 million 6.875% senior notes, redeemed in 2005	—	199,095
$226.3 million 6.5% senior notes, due 2009, net	228,518	—
$1.05 billion 6% senior notes, due 2009, net	1,055,232	1,056,453
$297.6 million 9.375% senior subordinated notes, due 2010, net	325,332	—
$825 million 8.5% senior notes, due 2010, net	822,705	822,214
$400 million 8.375% senior subordinated notes, due 2011	400,000	400,000
$132.4 million 6.375% senior notes, due 2011, net	133,725	—
$550 million 6.75% senior notes, due 2012	550,000	550,000
$150 million 7.625% senior subordinated debentures, due 2013, net	155,978	—
$525 million 5.875% senior notes, due 2014, net	522,604	522,301
$875 million 6.625% senior notes, due 2015, net	879,989	—
$100 million 7.25% senior debentures, due 2017, net	82,699	81,919
Floating rate convertible senior debentures due 2033	8,472	—
$150 million 7% debentures due 2036, net	155,961	—
$4.3 million 6.7% debentures, due 2096	4,265	—
Other notes	179	195
	12,355,447	5,458,862
Less: Current portion	(14)	(14)
	$12,355,433	$ 5,458,848

Total interest incurred during 2005, 2004 and 2003 was $686 million, $401 million and $353 million, respectively, of which $30 million, $23 million and $15 million, respectively, was capitalized.

At December 31, 2005, the senior credit facility had total capacity of $7.0 billion. The senior credit facility matures in 2010 and consists of a $5.5 billion revolving credit facility and $1.5 billion term loan facility. The current senior credit facility was made available upon the closing of the Mandalay merger, and replaced the Company's previous $2.5 billion senior credit facility.

Interest on the senior credit facility is based on the bank reference rate or Eurodollar rate. The Company's borrowing rate on the senior credit facility was approximately 5.3% at December 31, 2005 and 3.3% at December 31, 2004. Stand-by letters of credit totaling $53 million were outstanding as of December 31, 2005, thereby reducing the availability under the senior credit facility. At December 31, 2005, the Company had approximately $2.2 billion of available borrowings under the senior credit facility.

In June 2005, the Company issued $500 million of 6.625% senior notes due 2015 and in September 2005, the Company issued an additional $375 million of 6.625% senior notes due 2015. In 2004, the Company issued $525 million of 5.875% senior notes due 2014, $550 million of 6.75% senior notes due 2012, and $450 million of 6% senior notes due 2009. The proceeds of the above offerings were used to reduce outstanding borrowings under the Company's senior credit facility.

In May 2005, the Company initiated a tender offer for several issuances of Mandalay's senior notes and senior subordinated notes totaling $1.5 billion, as required by the change of control provisions contained in the respective indentures. Holders of $155 million of Mandalay's senior notes and senior subordinated notes redeemed their holdings, resulting in a gain on early retirement of debt of $1 million, classified as "Other, net" in the accompanying consolidated statements of income. Holders of Mandalay's floating rate convertible senior debentures with a principal amount of $394 million had the right to redeem the debentures for $566

million through June 30, 2005. $388 million of principal of the convertible senior debentures were tendered for redemption and redeemed for $558 million.

In February 2005, the Company redeemed all of its outstanding 6.875% senior notes due February 2008 at the present value of future interest payments plus accrued interest at the date of redemption. The Company recorded a loss on retirement of debt of $20 million in the first quarter of 2005, classified as "Other, net" in the accompanying consolidated statements of income. As a result of the redemption of the February 2008 senior notes and the repayment of the $300 million 6.95% senior notes that matured in February 2005, the Company applied for, and received, release of collateral under its senior credit facility and all of its senior notes. Therefore, the Company's senior credit facility and senior notes are now unsecured.

In August 2003, the Company's Board of Directors authorized the repurchase of up to $100 million of the Company's public debt securities. Subsequently, the Company repurchased $25 million of its senior notes and recorded a loss on early retirement of debt of $3 million related to repurchase premiums and unamortized debt issue costs. In 2004, the Company repurchased an additional $49 million of its senior notes for $52 million. This resulted in a loss on early retirement of debt of $6 million related to repurchase premiums and unamortized debt issuance costs. The losses in both periods are classified as "Other, net" in the accompanying consolidated statements of income. In December 2004, the Company's Board of Directors renewed its authorization for up to $100 million of additional debt securities.

The Company attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities. In the past, the Company has also utilized interest rate swap agreements to manage this risk. At December 31, 2005, the Company had no outstanding interest rate swaps. All of the Company's interest rate swaps have met the criteria for using the "shortcut method" allowed under Statement of Financial Accounting Standards No. 133. The amounts received for the termination of past interest rate swaps, including the last $100 million swap terminated in May 2005, have been added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the senior credit facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the senior credit facility, but only to the extent that the proceeds of borrowings under such facilities are made available to MGM Grand Detroit, LLC. See Note 18 for consolidating condensed financial information of the subsidiary guarantors and non-guarantors.

The Company's long-term debt obligations contain customary covenants requiring the Company to maintain certain financial ratios. At December 31, 2005, the Company was required to maintain a maximum leverage ratio (debt to EBITDA, as defined) of 7.25:1 and a maximum senior leverage ratio of 5.75:1. Also at December 31, 2005, the Company was required to maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.0:1. As of December 31, 2005, the Company's leverage, senior leverage and interest coverage ratios were 5.4:1, 4.5:1 and 2.9:1, respectively.

Maturities of the Company's long-term debt as of December 31, 2005 are as follows:

Years ending December 31 (In thousands)	
2006	$ 444,526
2007	1,402,260
2008	376,649
2009	1,276,358
2010	5,897,584
Thereafter	2,892,571
	12,289,948
Debt premiums	63,315
Swap deferred gain	2,184
	$ 12,355,447

Amounts due in 2006 that were refinanced, or are intended to be refinanced, through available capacity under the Company's senior credit facility have been excluded from current liabilities in the accompanying consolidated balance sheet.

The estimated fair value of the Company's long-term debt at December 31, 2005 was approximately $12.5 billion, versus its book value of $12.4 billion. At December 31, 2004, the estimated fair value of the Company's long-term debt was approximately $5.9 billion, versus its book value of $5.5 billion. The estimated fair value of the Company's public debt securities was based on quoted market prices on or about December 31, 2005 and 2004. The estimated fair value of the Company's senior credit facility was assumed to approximate book value due to the short-term nature of the borrowings.

Note 11 ◦ Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to continuing operations and discontinued operations is as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
Continuing operations	**$ 235,644**	$ 205,959	$ 113,387
Discontinued operations	**—**	31,731	2,651
	$ 235,644	$ 237,690	$ 116,038

The income tax provision attributable to income from continuing operations before income taxes is as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
Current—federal	**$ 224,850**	$ 200,419	$ 68,760
Deferred—federal	**2,140**	(9,155)	40,142
Provision for federal income taxes	**226,990**	191,264	108,902
Current—state	**5,252**	2,851	5,167
Deferred—state	**6,811**	11,420	(682)
Provision for state income taxes	**12,063**	14,271	4,485
Current—foreign	**(2,979)**	424	—
Deferred—foreign	**(430)**	—	—
Provision for foreign income taxes	**(3,409)**	424	—
	$ 235,644	$ 205,959	$ 113,387

A reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year Ended December 31	2005	2004	2003
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State income tax (net of federal benefit)	**1.2**	1.7	0.8
Reversal of reserves for prior tax years	**—**	(1.0)	(3.9)
Foreign earnings repatriation – benefit of American Jobs Act of 2004	**(1.5)**	—	—
Tax credits	**(1.2)**	(0.6)	(0.8)
Permanent and other items, net	**1.2**	2.0	1.9
	34.7%	37.1%	33.0%

The major tax effected components of the Company's net deferred tax liability are as follows:

At December 31 (In thousands)	2005	2004
Deferred tax assets—federal and state		
Bad debt reserve	$ 32,490	$ 25,168
Deferred compensation	31,230	25,131
Net operating loss carryforward	7,253	8,569
Preopening and start-up costs	3,801	4,305
Accruals, reserves and other	35,675	37,152
Investments in unconsolidated affiliates	265	(130,059)
Long-term debt	20,902	(18,548)
	131,616	(48,282)
Less: Valuation allowance	(5,734)	(5,608)
	125,882	(53,890)
Deferred tax liabilities—federal and state		
Property and equipment	(3,350,365)	(1,710,006)
Intangibles	(88,800)	1,966
Unremitted earnings of foreign subsidiary	—	(11,150)
	(3,439,165)	(1,719,190)
Deferred taxes—foreign	2,027	1,660
Less: Valuation allowance	(1,597)	(1,660)
	430	—
Net deferred tax liability	$(3,312,853)	$ (1,773,080)

For U.S. federal income tax return purposes, the Company has a net operating loss carryforward of $2 million, which will begin to expire in 2012. For state income tax purposes, the Company has a New Jersey net operating loss carryforward of $112 million, which equates to a deferred tax asset of $7 million, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards began to expire in 2005.

At December 31, 2005, there is a $6 million valuation allowance provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets and a $2 million valuation allowance related to certain foreign deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2005.

As anticipated, the United States Treasury issued guidance during 2005 that clarified provisions of the American Job Creation Act of 2004 (the "Act") that provide for a special one-time deduction of 85 percent on certain repatriated earnings of foreign subsidiaries. This guidance clarified for the Company that the planned repatriation of the net proceeds of its Australia operations would qualify for the one-time deduction. Consequently, the Company repatriated the net proceeds during 2005 and secured the benefits of the deduction. Since the Company provided deferred taxes in 2004 on the basis that the net proceeds would be repatriated without the benefit of the one-time deduction, a tax benefit of $10 million was recorded in 2005 to reflect the benefit of the Act. The Company considered the earnings of its Australia operations permanently reinvested prior to the sale of such operations in 2004.

Note 12 ◦ Commitments And Contingencies

Leases ◦ The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2005, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

Year ending December 31 (in thousands)	Operating Leases	Capital Leases
2006	$ 13,462	$ 1,979
2007	11,370	1,448
2008	9,447	512
2009	8,728	126
2010	8,263	—
Thereafter	337,989	—
Total minimum lease payments	$ 389,259	4,065
Less: Amounts representing interest		(683)
Total obligations under capital leases		3,382
Less: Amounts due within one year		(1,584)
Amounts due after one year		$ 1,798

The current and long-term obligations under capital leases are included in "Other accrued liabilities" and "Other long-term obligations," respectively, in the accompanying consolidated balance sheets. Rental expense for operating leases was $23 million, $19 million and $19 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Detroit Development Agreement ◦ Under the August 2002 revised development agreement with the City of Detroit, MGM Grand Detroit, LLC and the Company are subject to certain obligations in exchange for the ability to develop a permanent casino complex. The Company recorded an intangible asset (development rights, deemed to have an indefinite life) in connection with its obligations under the revised development agreement. Outstanding obligations include continued letter of credit support for $50 million of bonds issued by the Economic Development Corporation of the City of Detroit, which mature in 2009. In addition, the City required an indemnification of up to $20 million related to the Lac Vieux and certain other litigation, of which $2.5 million had been paid as of December 31, 2005. In addition to the above obligations, the Company will pay the City of Detroit 2% of gaming revenues (1% if annual revenues do not exceed $400 million) beginning January 1, 2006.

Until April 2005, the ability to construct the permanent casino facility was subject to resolution of the Lac Vieux litigation. In April 2005, the 6th Circuit Court of Appeals ruled on the three pending appeals, approved the settlement agreement between Lac Vieux and the two other Detroit casino developers, dismissed Lac Vieux's request for a reselection process for our subsidiary's casino franchise and lifted the injunction prohibiting the City and the Detroit developers from commencing construction of the permanent hotel and casino complexes. As a result of the resolution of the Lac Vieux litigation and the current status of the other litigation to which the indemnification relates, the Company determined that the necessary accrual for the indemnification to the City was $2.5 million, and recorded a reduction in accrued liabilities and a corresponding reduction in the development rights intangible asset.

The Company has acquired the land and begun construction on the permanent casino facility. The permanent facility is expected to open in late 2007 at a cost of $765 million, including land and preopening costs, and will feature a 400-room hotel, 100,000-square foot casino, numerous restaurant and entertainment amenities, and spa and convention facilities. The complete design, timing and cost of the permanent facility are at a preliminary stage, and are subject to risks attendant to large-scale projects.

Macau ◦ In connection with its investment in MGM Grand Paradise Limited, the Company has committed to loan the entity up to $100 million, which will be accounted for as an additional element of the Company's investment in the venture.

New York Racing Association ◦ The Company has entered into a definitive agreement with the New York Racing Association ("NYRA") to manage video lottery terminals ("VLTs") at NYRA's Aqueduct horseracing facility in metropolitan New York. The Company will assist in the development of the approximately $170 million facility, including providing project financing, and will manage the facility for a term of five years (extended automatically if the financing provided by the Company is not fully repaid) for a fee. Recent legislative changes will allow the Company to operate the VLTs past the expiration date of the current NYRA franchise agreement.

United Kingdom ◦ In November 2003, the Company entered into an agreement with Newcastle United PLC to create a 50-50 joint venture, which would build a major new mixed-use development, including a regional casino, on a site adjacent to Newcastle United's football stadium. The Company made an equity investment of £5 million ($8.6 million based on exchange rates at December 31, 2005). The agreement is cancelable, and the equity investment is refundable, if certain conditions are not met within specified time frames, including obtaining a regional casino license and regulatory approvals, and the implementation of an acceptable tax regime.

The Company had an agreement with the Earls Court and Olympia Group, which operates large trade show facilities in London, to develop an entertainment and gaming facility. In 2005, the agreement was terminated and the Company received a refund of its £1.75 million deposit ($3.2 million).

The Signature at MGM Grand ◦ In 2004, the venture obtained construction financing for up to $210 million for the development of Tower 1. The Company has provided a guaranty for up to 50% of the interest and principal obligations on the construction financing. The remaining 50% of interest and principal obligations is guaranteed by affiliates of the venture's other member. These affiliates and the Company have also jointly and severally provided a completion guaranty.

In 2005, the venture obtained construction financing for up to $230 million for the development of Tower 2. The Company has provided a guaranty for up to 50% of the interest and principal obligations on the construction financing, with such guaranty decreasing by 50% relative to the principal when construction is 50% complete. The remaining 50% of interest and principal obligations is guaranteed by affiliates of the venture's other investor. These affiliates and the Company have also jointly and severally provided a completion guaranty. The Company recorded the value of its guaranty obligations for Towers 1 and 2, approximately $3 million, in "Other long-term liabilities" in the accompanying consolidated balance sheets.

Other guarantees ◦ The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's senior credit facility limits the amount of letters of credit that can be issued to $250 million, and the amount of available borrowings under the senior credit facility is reduced by any outstanding letters of credit. At December 31, 2005, the Company had provided a $50 million letter of credit to support the Economic Development Corporation of the City of Detroit bonds referred to above, which are a liability of the Company.

Litigation ◦ The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

Note 13 ◦ Stockholders' Equity

Stock split ◦ In May 2005, the Company completed a 2-for-1 stock split effected in the form of a 100% stock dividend. The additional shares were issued on May 18, 2005 to stockholders of record on May 4, 2005. All share and per share data in the accompanying financial statements and notes thereto have been restated for all periods presented to reflect the 100% stock dividend.

Stock repurchases ◦ Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. Share repurchase activity was as follows:

Year Ended December 31 (In thousands)	2005	2004	2003
August 2001 authorization			
(2.8 million shares purchased)	$ —	$ —	$ 36,034
February 2003 authorization			
(20 million shares purchased)	—	—	335,911
November 2003 authorization (16 million			
and 4 million shares purchased)	—	348,895	70,919
July 2004 authorization			
(5.5 million shares purchased)	**217,316**	—	—
	$ 217,316	$ 348,895	$ 442,864
Average price of shares repurchased	**$ 39.51**	$ 21.80	$ 16.59

At December 31, 2005, we had 14.5 million shares available for repurchase under the July 2004 authorization.

Restricted stock ◦ In May 2002, the Board of Directors approved a restricted stock plan. The plan allowed for the issuance of up to 2 million shares of Company common stock to certain key employees. The restrictions on selling 50% of these shares lapsed on the third anniversary date from the grant date and the restrictions lapse on the remaining 50% on the fourth anniversary date after the grant date.

Through December 31, 2005, 1,806,000 shares were issued, with an aggregate value of $32 million. This amount was recorded as deferred compensation in the accompanying consolidated balance sheets and is being amortized to operating expenses on a straight-line basis through the period in which the restrictions fully lapse. Amortization of deferred compensation was $7 million, $7 million and $8 million for the years ended December 31, 2005, 2004 and 2003, respectively. In November 2002, the Board of Directors determined that no more awards would be granted under the plan.

Through December 31, 2005, restrictions on 852,000 shares have lapsed and 120,000 shares were cancelled before the restrictions had lapsed, leaving 834,000 restricted shares outstanding, all of which will become unrestricted in 2006. In 2005, certain recipients of restricted shares elected to use a portion of the shares on which restrictions lapsed in 2005 to pay required withholding taxes. Approximately 261,000 shares were surrendered, and became treasury shares, as a result of these elections.

Note 14 ◦ Employee Benefit Plans

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $161 million in 2005, $86 million in 2004 and $77 million in 2003 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported is included in "Other accrued liabilities" in the accompanying consolidated balance sheets.

The Company has retirement savings plans under Section 401(k) of the Internal Revenue Code for eligible employees. The plans allow employees to defer, within prescribed limits, up to 30% of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. In the case of certain union employees, the Company contributions to the plan are based on hours worked. The Company recorded charges for 401(k) contributions of $19 million in 2005, $12 million in 2004 and $10 million in 2003.

The Company maintains a nonqualified deferred retirement plan for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. Participants receive a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $2 million in 2005, $1 million in 2004 and $2 million in 2003.

The Company implemented a supplemental executive retirement plan ("SERP") for certain key employees effective January 1, 2001. The SERP is a nonqualified plan under which the Company makes quarterly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of the Company contributions and investment earnings thereon vests after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense under this plan of $6 million in 2005, $5 million in 2004 and $5 million in 2003.

Mandalay sponsored a defined benefit pension plan (the "Mandalay SERP") under which certain key employees earned supplemental pension benefits based upon their respective years of service, compensation and tier category set out in the plan document. The Mandalay SERP was terminated in July 2005 and lump-sum payouts to the plan participants in the aggregate amount of $145 million were made. In purchase accounting, all previously recognized amounts related to the SERP were eliminated and a liability was recorded at the value of the lump-sum payouts as of the date of the merger, approximately $146 million. Related investments intended to fund the Mandalay SERP of $96 million were liquidated in July 2005 and used to fund a portion of the lump-sum payouts.

Note 15 ◦ Restructuring Costs

Restructuring costs (credit) consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Contract termination costs	$ —	$ 3,693	$ 4,049
Siegfried & Roy show closure – The Mirage	—	—	1,623
Other	(59)	1,932	925
	$ (59)	$ 5,625	$ 6,597

There were no material restructuring activities in 2005. At December 31, 2005, there were no material restructuring accruals. All material restructuring costs have been fully paid or otherwise resolved.

In 2004, restructuring costs include $3 million for contract termination costs related to the Aqua restaurant at Bellagio and $2 million of workforce reduction costs at MGM Grand Detroit as a result of the Company's efforts to minimize the impact of a gaming tax increase in Michigan.

In 2003, restructuring costs included $2 million related to the closure of the Siegfried & Roy show, primarily for severance costs of employees involved in the

show's production. Also, the Company terminated a restaurant lease and closed two marketing offices, resulting in $4 million of contract termination charges. Other severance of $1 million in 2003 related primarily to restructuring of table games staffing at several resorts.

Note 16 ◦ Property Transactions, Net

Property transactions, net consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Impairment of assets to be disposed of	**$ 22,651**	$ 473	$ 7,172
Write-off of abandoned capital projects	**5,971**	—	—
Demolition costs	**5,362**	7,057	6,614
Gain on sale of North Las Vegas land	**—**	—	(36,776)
Other net losses on asset sales or disposals	**2,896**	1,135	4,049
	$ 36,880	$ 8,665	$ (18,941)

In 2005, recognized impairments relate primarily to assets removed from service in connection with new capital projects at several resorts, including Bellagio, TI, The Mirage and Mandalay Bay. The amount of the impairments was based on the net book value of the disposed assets. Abandoned projects included individually insignificant projects at several resorts. Demolition costs related primarily to room remodel activity at MGM Grand Las Vegas and the new showroom at The Mirage.

In 2004, there were no material unusual property transactions. In 2003, the Company sold 315 acres of land in North Las Vegas, Nevada near Shadow Creek for approximately $55 million, which resulted in a pretax gain of approximately $37 million. Also in 2003, the Company recorded write-downs and impairments of assets abandoned or replaced with new construction, primarily at MGM Grand Las Vegas in preparation for new restaurants and the *KÁ* theatre. Demolition costs in 2004 and 2003 relate primarily to preparation for the Bellagio standard room remodel, Bellagio expansion and the *KÁ* theatre at MGM Grand Las Vegas.

Note 17 ◦ Related Party Transactions

The Company's related party transactions consisted of the following:

Year Ended December 31 (In thousands)	2005	2004	2003
Revenue from related parties	**$ 1,081**	$ 635	$ 871
Related party payments:			
Professional fees	**$ 12,757**	$ 4,084	$ 1,551
License payments	**—**	1,000	1,000
Other	**1,866**	248	469
	$ 14,623	$ 5,332	$ 3,020
Transactions with unconsolidated affiliates:			
Rent payments from Borgata	**$ 3,620**	$ 1,208	$ 1,060
Net reimbursements from Borgata —			
Renaissance Pointe costs	**$ 522**	$ 575	$ 9,969
Rent payments from			
the Signature at MGM Grand	**$ 770**	$ 785	$ —
Rent payments from Silver Legacy	**$ 40**	$ —	$ —
Tram payments to Monte Carlo	**$ 1,021**	$ 3,950	$ 3,876

Borgata leases 10 acres from the Company on a long-term basis for use in its current operations and for its expansion. Additionally Borgata leases nine acres from the Company on a short-term basis for surface parking. The net reimbursements from Borgata are related to Borgata's responsibility for a portion of the master plan improvements at Renaissance Pointe and the Company's responsibility for environmental cleanup costs incurred by Borgata. The rent payments from the Signature at MGM Grand are for the sales office, which is located inside MGM Grand Las Vegas. The tram payments to Monte Carlo were compensation for lost business as a result of closing the tram between Bellagio and Monte Carlo in preparation for the Bellagio expansion.

Primarily all the professional fees paid to related parties were for legal fees to a firm affiliated with the Company's general counsel and a former director of the Company. At December 31, 2005, the Company owed the firm $3.1 million.

Note 18 ◦ Consolidating Condensed Financial Information

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the senior credit facility, and the senior and senior subordinated notes of the company and its subsidiaries. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 is as follows:

As of and for the Year Ended December 31 (In thousands)	2005					2004				
Balance Sheet	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Current assets	$ 89,153	$ 885,991	$ 43,439	$ —	$ 1,018,583	$ 48,477	$ 541,537	$ 230,188	$ —	$ 820,202
Property and equipment, net	7,113	16,373,113	173,397	(11,972)	16,541,651	8,266	8,820,342	97,506	(11,972)	8,914,142
Investments in subsidiaries	14,569,623	183,208	—	(14,752,831)	—	8,830,922	192,290	—	(9,023,212)	—
Investments in unconsolidated affiliates	127,902	904,138	241,279	(342,165)	931,154	127,902	1,056,903	—	(342,165)	842,640
Other non-current assets	86,011	2,018,809	103,212	—	2,208,032	67,672	346,201	124,172	—	538,045
	$14,879,802	$20,365,259	$ 561,327	$(15,106,968)	$20,699,420	$ 9,083,239	$ 10,957,273	$ 451,866	$ (9,377,349)	$ 11,115,029
Current liabilities	$ 345,195	$ 1,148,306	$ 41,067	$ —	$ 1,534,568	$ 132,279	$ 726,581	$ 69,117	$ —	$ 927,977
Intercompany accounts	(1,794,833)	1,726,415	68,418	—	—	(231,630)	206,698	24,932	—	—
Deferred income taxes	3,378,371	—	—	—	3,378,371	1,802,008	—	—	—	1,802,008
Long-term debt	9,713,754	2,641,679	—	—	12,355,433	4,607,118	851,730	—	—	5,458,848
Other non-current liabilities	2,243	143,733	50,000	—	195,976	1,760	102,595	50,137	—	154,492
Stockholders' equity	3,235,072	14,705,126	401,842	(15,106,968)	3,235,072	2,771,704	9,069,669	307,680	(9,377,349)	2,771,704
	$14,879,802	$20,365,259	$ 561,327	$(15,106,968)	$20,699,420	$ 9,083,239	$ 10,957,273	$ 451,866	$ (9,377,349)	$ 11,115,029
Statement of Income										
Net revenues	$ —	$ 6,040,874	$ 441,093	$ —	$ 6,481,967	$ —	$ 3,816,162	$ 421,942	$ —	$ 4,238,104
Equity in subsidiaries earnings	1,237,919	152,107	—	(1,390,026)	—	955,995	117,686	—	(1,073,681)	—
Expenses:										
Casino and hotel operations	—	3,313,176	233,883	—	3,547,059	—	2,077,863	211,386	—	2,289,249
General and administrative	—	902,623	55,640	—	958,263	—	552,907	59,725	—	612,632
Corporate expense	13,797	116,836	—	—	130,633	11,988	65,922	—	—	77,910
Preopening and start-up expenses	—	15,249	503	—	15,752	129	10,147	—	—	10,276
Restructuring costs (credit)	—	(59)	—	—	(59)	—	4,118	1,507	—	5,625
Property transactions, net	—	36,446	434	—	36,880	(1,521)	9,831	355	—	8,665
Depreciation and amortization	2,390	559,062	26,650	—	588,102	1,039	371,229	30,277	—	402,545
	16,187	4,943,333	317,110	—	5,276,630	11,635	3,092,017	303,250	—	3,406,902
Income from unconsolidated affiliates	—	120,330	31,541	—	151,871	—	119,658	—	—	119,658
Operating income	1,221,732	1,369,978	155,524	(1,390,026)	1,357,208	944,360	961,489	118,692	(1,073,681)	950,860
Interest expense, net	(532,884)	(112,567)	1,402	—	(644,049)	(322,627)	(49,129)	(966)	—	(372,722)
Other, net	(14,293)	(20,005)	39	—	(34,259)	162	(22,532)	47	—	(22,323)
Income from continuing operations before income taxes	674,555	1,237,406	156,965	(1,390,026)	678,900	621,895	889,828	117,773	(1,073,681)	555,815
Provision for income taxes	(231,299)	—	(4,345)	—	(235,644)	(206,258)	—	299	—	(205,959)
Income from continuing operations	443,256	1,237,406	152,620	(1,390,026)	443,256	415,637	889,828	118,072	(1,073,681)	349,856
Discontinued operations	—	—	—	—	—	(3,305)	7,362	58,419	—	62,476
Net income	$ 443,256	$ 1,237,406	$ 152,620	$ (1,390,026)	$ 443,256	$ 412,332	$ 897,190	$ 176,491	$ (1,073,681)	$ 412,332
Statement of Cash Flows										
Net cash provided by (used in) operating activities	$ (449,590)	$ 1,471,372	$ 161,014	$ —	$ 1,182,796	$ (351,000)	$ 1,038,957	$ 141,290	$ —	$ 829,247
Net cash provided by (used in) investing activities	(4,587,820)	(618,007)	(93,687)	(3,303)	(5,302,817)	(20,325)	(448,995)	125,856	(4,289)	(347,753)
Net cash provided by (used in) financing activities	5,043,152	(732,145)	(251,484)	3,303	4,062,826	381,467	(599,480)	(112,248)	4,289	(325,972)

For the Year Ended December 31, 2003 (in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Income					
Net revenues	$ —	$ 3,466,394	$ 396,349	$ —	$ 3,862,743
Equity in subsidiaries earnings	646,997	110,528	—	(757,525)	—
Expenses:					
Casino and hotel operations	—	1,956,900	195,336	—	2,152,236
General and administrative	—	534,082	51,079	—	585,161
Corporate expense	5,892	55,649	—	—	61,541
Preopening and start-up expenses	105	28,711	450	—	29,266
Restructuring costs	248	6,349	—	—	6,597
Property transactions, net	363	(19,855)	551	—	(18,941)
Depreciation and amortization	1,081	367,030	32,655	—	400,766
	7,689	2,928,866	280,071	—	3,216,626
Income from unconsolidated affiliates	—	53,612	—	—	53,612
Operating income	639,308	701,668	116,278	(757,525)	699,729
Interest expense, net	(278,122)	(53,378)	(2,008)	—	(333,508)
Other, net	(6,134)	(16,427)	—	—	(22,561)
Income from continuing operations before income taxes	355,052	631,863	114,270	(757,525)	343,660
Provision for income taxes	(109,645)	—	(3,742)	—	(113,387)
Income from continuing operations	245,407	631,863	110,528	(757,525)	230,273
Discontinued operations	(1,710)	6,585	8,549	—	13,424
Net income	$ 243,697	$ 638,448	$ 119,077	$ (757,525)	$ 243,697
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (306,665)	$ 904,743	$ 142,681	$ 53	$ 740,812
Net cash provided by (used in) investing activities	(5,000)	(525,983)	(20,658)	(4,047)	(555,688)
Net cash provided by (used in) financing activities	310,575	(385,004)	(94,800)	3,994	(165,235)

Note 19 ◦ Selected Quarterly Financial Results (Unaudited)

(In thousands, except per share amounts)	2005					2004				
Quarter	**First**	**Second**	**Third**	**Fourth**	**Total**	First	Second	Third	Fourth	Total
Net revenues	**$ 1,204,135**	**$ 1,715,956**	**$ 1,808,243**	**$ 1,753,633**	**$ 6,481,967**	$ 1,066,436	$ 1,072,525	$ 1,036,396	$ 1,062,747	$ 4,238,104
Operating income	**293,176**	**377,929**	**339,999**	**346,104**	**1,357,208**	254,666	260,597	222,357	213,240	950,860
Income from continuing operations	**111,079**	**141,168**	**93,210**	**97,799**	**443,256**	97,140	101,663	76,167	74,886	349,856
Net income	**111,079**	**141,168**	**93,210**	**97,799**	**443,256**	105,848	104,717	126,881	74,886	412,332
Basic income per share:										
Income from continuing operations	**$ 0.39**	**$ 0.49**	**$ 0.33**	**$ 0.34**	**$ 1.56**	$ 0.34	$ 0.36	$ 0.28	$ 0.27	$ 1.25
Net income	**0.39**	**0.49**	**0.33**	**0.34**	**1.56**	0.37	0.37	0.46	0.27	1.48
Diluted income per share:										
Income from continuing operations	**$ 0.38**	**$ 0.48**	**$ 0.31**	**$ 0.33**	**$ 1.50**	$ 0.33	$ 0.35	$ 0.27	$ 0.26	$ 1.21
Net income	**0.38**	**0.48**	**0.31**	**0.33**	**1.50**	0.36	0.36	0.45	0.26	1.43

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

INVESTOR INFORMATION

The following table represents the high and low trading prices of the Company's common stock, as adjusted for a 2-for-1 stock split effected in May 2005:

For the years ended December 31,	2005		2004	
	High	Low	High	Low
First Quarter	**$ 39.80**	**$ 34.50**	$ 23.09	$ 18.36
Second Quarter	**42.98**	**32.58**	24.89	20.50
Third Quarter	**46.75**	**39.30**	25.07	19.81
Fourth Quarter	**44.75**	**35.30**	36.75	24.58

The Company's common stock is listed on the New York Stock Exchange. Effective May 2, 2005, the Company's stock trading symbol was changed to MGM from MGG.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2005. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Annual CEO Certification - 303A.12(a)

As the Chief Executive Officer of MGM MIRAGE and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed as Exhibit H to the Company's Section 303A Annual Written Affirmation.

J. Terrence Lanni ◦ *Chairman and CEO*
Certification date: June 2, 2005

Transfer Agent and Registrar For Common Stock

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
1-800-358-2066

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
3773 Howard Hughes Parkway
Suite 490, North Tower
Las Vegas, NV 89109

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. Bryan L. Wright
Senior Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

Corporate INFORMATION

Directors

J. Terrence Lanni
Director/Officer
Chairman & Chief Executive Officer,
MGM MIRAGE

John T. Redmond
Director/Officer
President & Chief Executive Officer,
MGM Grand Resorts, LLC

Robert H. Baldwin
Director/Officer
President & Chief Executive Officer,
Mirage Resorts, Incorporated,
President - Project CityCenter

James J. Murren
Director/Officer
President, Chief Financial Officer
& Treasurer, MGM MIRAGE

Gary N. Jacobs
Director/Officer
Executive Vice President, General
Counsel & Secretary,
MGM MIRAGE

James D. Aljian
Director
Executive, Tracinda Corporation

Willie D. Davis
Director
President & Director,
All-Pro Broadcasting, Inc.

Alexander M. Haig, Jr.
Director
Chairman, Worldwide
Associates, Inc.

Alexis M. Herman
Director
President, Alexis M. Herman, LLC

Roland Hernandez
Director
President, Hernandez Media Ventures

Kirk Kerkorian
Director
President & Chief Executive Officer,
Tracinda Corporation

Rose McKinney-James
Director
Managing Principal,
McKinney-James & Associates

Ronald M. Popeil
Director
Chief Executive Officer, RONCO, Inc.

Daniel M. Wade
Director

Melvin B. Wolzinger
Director
General Partner, W.W. Investment Co.

Officers

Glenn D. Bonner
Senior Vice President
Chief Information Officer

Daniel J. D'Arrigo
Senior Vice President
Finance

Alan Feldman
Senior Vice President
Public Affairs

Bruce Gebhardt
Senior Vice President
Global Security

Phyllis A. James
Senior Vice President &
Senior Counsel

Cynthia Kiser Murphey
Senior Vice President
Human Resources

Punam Mathur
Senior Vice President
Corporate Diversity &
Community Affairs

Shawn T. Sani
Senior Vice President
Tax

Robert C. Selwood
Senior Vice President
Accounting

Bryan L. Wright
Senior Vice President,
Assistant General Counsel & Assistant
Secretary

Corporate Directory

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
Las Vegas, NV
1-702-693-7111
www.bellagiolasvegas.com

MGM Grand Las Vegas
Las Vegas, NV
1-702-891-1111
www.mgmgrand.com

Mandalay Bay
Las Vegas, NV
1-702-632-7777
www.mandalaybay.com

The Mirage
Las Vegas, NV
1-702-791-7111
www.mirage.com

Luxor
Las Vegas, NV
1-702-262-4000
www.luxor.com

Treasure Island
Las Vegas, NV
1-702-894-7111
www.treasureisland.com

New York-New York Hotel & Casino
Las Vegas, NV
1-702-740-6969
www.nynyhotelcasino.com

Excalibur
Las Vegas, NV
1-702-597-7777
www.excalibur-casino.com

Monte Carlo
Las Vegas, NV
1-702-730-7777
www.monte-carlo.com

Circus Circus Las Vegas
Las Vegas, NV
1-702-734-0410
www.circuscircus.com

Primm Valley Resorts
Primm, NV
1-702-382-1212
www.primmvalleyresorts.com

Circus Circus Reno
Reno, NV
1-775-329-0711
www.circusreno.com

Gold Strike Jean
Jean, NV
1-702-477-5000
www.stopatjean.com

Nevada Landing
Jean, NV
1-702-387-5000
www.stopatjean.com

Colorado Belle
Laughlin, NV
1-702-298-4000
www.coloradobelle.com

Edgewater
Laughlin, NV
1-702-298-2453
www.edgewater-casino.com

Railroad Pass
Henderson, NV
1-702-294-5000
www.railroadpass.com

MGM Grand Detroit
Detroit, MI
1-313-393-7777
www.detroit.mgmgrand.com

Beau Rivage
Biloxi, MS
1-228-386-7111
www.beaurivage.com

Gold Strike Tunica
Tunica, MS
1-662-357-1111
www.goldstrikemississippi.com

Borgata Hotel Casino & Spa
Atlantic City, NJ
1-609-677-1000
www.theborgata.com

Silver Legacy
Reno, NV
1-775-329-4777
www.silverlegacyreno.com

Grand Victoria
Elgin, IL
1-847-468-7000
www.grandvictoria-elgin.com



VALUING DIVERSITY

In 2005, MGM MIRAGE was recipient of 14 diversity-specific awards, deepening our industry-leading position in diversity. Already one of *Fortune* magazine's "Best Managed Companies in America" (2005), MGM MIRAGE was also recognized by *Black Enterprise* as one of the "Best Companies for Diversity" (2005) and "Corporation of the Year" by the [illegible] (2005).

MGM MIRAGE regards diversity as an important and necessary strategy for maintaining a competitive edge in today's ever-changing marketplace. As a core corporate value, diversity permeates all sectors of our company, from the board of directors, where the Diversity Committee led by Alexis Herman, the 23rd U.S. Secretary of Labor, establishes corporate policy and provides oversight of diversity implementation, to various councils and committees charged to fulfill the company's vision. Annually, the Diversity Council develops strategic plans relative to diversity. Also, representatives from construction, purchasing and human resources meet regularly to share best practices and to help drive diversity into our operations.

[illegible] "Diversity Champions," following intensive three-day diversity training sessions. The unique attributes of this training are now benchmarked by other major American corporations. In recognition of the increasing diverse needs of our workforce, MGM MIRAGE is among the first of the Fortune 500 to offer Mexican consular identification cards to resident employees. And to better reflect the dimensions of diversity within its company, MGM MIRAGE revamped its website, www.mgmmiragediversity.com, enabling our employees, suppliers, contractors, news media and others to obtain information relative to our efforts.



2005 *Awards*

THE FOLLOWING AWARDS WERE BESTOWED UPON MGM MIRAGE IN 2005 FOR CORPORATE, COMMUNITY AND PHILANTHROPIC ACHIEVEMENTS

Nevada Minority Business Council
"Corporation of the Year"

Texas Association of Mexican-American Chambers of Commerce
"Chairman's Minority Procurement Award"

***Black Enterprise* Magazine**
"30 Best Companies for Diversity"

***Black Professionals* Magazine**
"Top 25 Companies for African-Americans"

***Black Professionals* Magazine**
"Top 100 Blacks in Corporate America," Debra Nelson, MGM MIRAGE

***Hispanic Trends* Magazine**
"Top 50 Corporations for Supplier Diversity"

***Hispanic Business* Magazine**
"Top 40 Companies for Hispanics"

United States Hispanic Chamber of Commerce *"Business Advocate Regional Award," Irene Bustamante*

Las Vegas Philanthropy Association
"Corporation of the Year"

Human Rights Campaign Foundation Corporate Equality Index
"Leading Companies for Gay and Transgender Employees"

Moms in Business Network and International Association of Working Mothers
"National Company of the Year"

Latin Chamber of Commerce
"Corporation of the Year"

Nevada State Psychological Association
"Healthy Workplace Award," New York-New York Hotel & Casino

Southern Nevada Human Resources Association *"Best Place to Work" in Southern Nevada – MGM Grand*

Women's Chamber of Commerce of Nevada *"Hall of Fame," Punam Mathur, MGM MIRAGE*

Nevada Business Journal
"Best Companies to Work For"

B'Nai B'Rith International
"Distinguished Achievement Award for Unwavering Commitment to Promote Diversity in the Workplace"

Nevada Hotel & Lodging Association
"Hotelier of the Year," Gamal Aziz, MGM Grand

Human Resources Executive Magazine
"Best HR Practices"

POWERHOUSE

MGM MIRAGE